Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1- Chome Minamihoncho
Joetsu- City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117



November 23, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN


07028403

To Whom It May Concern:

Enclosed please find the following documents:

- **Interim Closing Announcement of Fiscal Year Ending March 31, 2008**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
DEC 0 5 2007
THOMSON
FINANCIAL

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

Interim Closing Announcement of Fiscal Year Ending March 31, 2008

October 23, 2007

Name of Listed Company:	Arisawa Manufacturing Co., Ltd.	Listed on the 1st Section of Tokyo Stock Exchange
Code No.:	5208	(URL http://www.arisawa.co.jp/)
Representative:	President and CEO:	Sanji Arisawa
Contact Person:	Director & Managing Operating Officer:	Tetsuro Iizuka TEL: (025) 524-7101
Scheduled Date of Submitting Semi-Annual Report:	December 19, 2007	

(Indicated by rounding off an amount less than 1 million yen)

1. Consolidated Results for Interim Accounting Period of the Year 2007 (From April 1, 2007 to September 30, 2007)

(1) Consolidated Operation Results

(% indication shows the increase or decrease rate from the previous interim period)

	Sales		Operating profit		Ordinary profit		Interim (current) net profit	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Interim Accounting Period of 2007	19,937	Δ18.4	1,193	Δ42.3	1,662	Δ35.8	1,011	Δ36.8
Interim Accounting Period of 2006	24,431	10.3	2,067	Δ2.4	2,590	Δ12.3	1,599	Δ15.7
Fiscal Year Ending March 31, 2007	42,652	Δ4.7	2,743	Δ28.3	3,580	Δ32.7	2,213	Δ43.1

	Interim (current) net profit per share	Fully diluted interim (current) net profit per share
	(Yen, Sen)	(Yen, Sen)
Interim Accounting Period of 2007	28.90	28.87
Interim Accounting Period of 2006	45.13	45.04
Fiscal Year Ending March 31, 2007	62.83	62.75

(Reference) Equity method investment income: Interim accounting Period of 2007: 452 million yen,
Interim accounting Period of 2006: 417 million yen, FY2007: 704 million yen

(2) Consolidated Financial Conditions

	Total assets	Net assets	Net worth ratio	Net asset per share
	(million yen)	(million yen)	%	(Yen, Sen)
Interim Accounting Period of 2007	56,425	43,337	76.7	1,236.95
Interim Accounting Period of 2006	59,708	42,966	71.9	1,215.95
Fiscal Year Ending March 31, 2007	53,443	43,117	80.6	1,231.45

(Reference) Net worth: Interim accounting Period of 2007: 43,284 million yen,
Interim accounting Period of 2006: 42,957 million yen, FY2007: 43,089 million yen

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	(million yen)	(million yen)	(million yen)	(million yen)
Interim Accounting Period of 2007	3,118	Δ1,195	Δ907	5,066
Interim Accounting Period of 2006	2,207	Δ8	Δ1,418	6,088
Fiscal Year Ending March 31, 2007	2,618	Δ1,971	Δ1,907	4,057

2. Status of Dividend

	Dividend per share		
	Interim of the term	End of the term	Annual
	(Yen, Sen)	(Yen, Sen)	(Yen, Sen)
Fiscal Year Ending March 31, 2007	---	26.00	26.00
Fiscal Year Ending March 31, 2008	---		18.00
Fiscal Year Ending March 31, 2008 (Forecast)		18.00	

3. Anticipated Consolidated Results for FY 2008 (From April 1, 2007 to March 31, 2008)

(% indication shows the increase or decrease rate from the previous period)

	Sales		Operating profit		Ordinary profit		Current net profit		Current net profit per share
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(Yen, Sen)
Full year	40,500	Δ5.0	2,200	Δ19.8	3,200	Δ10.6	2,150	Δ2.9	61.44

4. Others

(1) Changes in material subsidiaries during the period (changes in specific subsidiaries accompanying the changes in the scope of consolidation): None

(2) Changes in principles, procedures and representation method of accounting related to preparation of interim consolidated financial statements (the matters to be described in the changes in substantial underlying matters for preparation of interim consolidated financial statements)

1) Changes in connection with the amendment of accounting standards, etc.: Yes

2) Changes other than those set forth in 1): None

Note: For details, refer to "Changes in Important Underlying Matters for Preparation of Interim Consolidated Financial Statements" on page 22.

(3) Number of outstanding shares (number of common stocks)

1) Number of outstanding shares at the end of period (including treasury stock):

Interim accounting Period of 2007: 36,549,629 shares,
Interim accounting Period of 2006: 36,547,029 shares,
FY2007: 36,547,029 shares

2) Number of treasury stocks at the end of period:

Interim accounting Period of 2007: 1,556,966 shares,
Interim accounting Period of 2006: 1,218,427 shares,
FY2007: 1,556,189 shares

Note: For the number of shares constituting the base of calculation of interim (current) net profit (consolidation) per share, refer to "Per Share Information" on page 38.

(Reference) Overview of Individual Business Results

1. Individual Results for Interim Accounting Period of the Year 2007 (From April 1, 2007 to September 30, 2007)

(1) Individual Operating Results

(% indication shows the increase or decrease rate from the previous interim period)

	Sales		Operating profit		Ordinary profit		Interim (current) net profit	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Interim Accounting Period of 2007	18,664	Δ18.5	766	Δ49.8	1,204	Δ48.7	657	Δ57.7
Interim Accounting Period of 2006	22,907	11.9	1,528	Δ9.3	2,346	Δ1.2	1,555	10.4
Fiscal Year Ending March 31, 2007	39,672	Δ4.9	1,770	Δ40.6	2,644	Δ28.1	1,756	Δ27.4

	Interim (current) net profit per share
	(Yen, Sen)
Interim Accounting Period of 2007	18.79
Interim Accounting Period of 2006	43.88
Fiscal Year Ending March 31, 2007	49.86

(2) Individual Financial Condition

	Total assets	Net asset	Net worth ratio	Net asset per share
	(million yen)	(million yen)	%	(Yen, Sen)
Interim Accounting Period of 2007	44,798	32,887	73.3	938.32
Interim Accounting Period of 2006	48,802	33,408	68.4	945.38
Fiscal Year Ending March 31, 2007	42,102	33,094	78.5	945.02

(Reference) Net worth: Interim accounting Period of 2007: 32,834 million yen,
Interim accounting Period of 2006: 33,399 million yen, FY2007: 33,066 million yen

2. Expected Individual Results for Fiscal Year Ending March 31, 2008 (From April 1, 2007 to March 31, 2008)

(% indication shows the increase or decrease rate from the previous interim period)

	Sales		Operating profit		Ordinary profit		Current net profit		Current net profit per share
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(Yen, Sen)
Full year	38,000	Δ4.2	1,300	Δ26.6	1,900	Δ28.1	1,300	Δ26.0	37.15

* The above projections were made based on available information as of the date of announcement, while future results may differ due to various factors.

1. Business Results

(1) Analysis for business results

1) General conditions of the current interim consolidated accounting period

Economic conditions in the current interim consolidated accounting period have progressed on a gradual recovery trajectory due to improvements in corporate performance and an increase in capital investment, etc., however uncertainty surrounding subprime housing loan issues in the United States is of an increasing concern for the future.

Furthermore, in the related industries of the Company, in addition to more intensified competition over digital products, including mobile phones and large size TVs, etc., as a result of a price hike in materials due to soaring crude oil prices, the business environment grew more severe.

Under such circumstances, our Group has concentrated business resources in the electronic materials field with the aim of increasing sales, but sales for the current interim consolidated accounting period were ¥19,937 million, a decrease of 18.4% from the previous period. Also due to a decrease in sales prices in connection with tougher competition and an increase in material prices, as regards to profits, operating profit decreased by 42.3% from the previous period to ¥1,193 million and ordinary profit decreased by 35.8% from the previous period to ¥1,662 million while current net profit was ¥1,011 million, a decrease of 36.8% from the previous period.

(Reference) Net Sales by Field (Non-consolidation)

(Unit: Indicated by rounding down less than one million yen)

	Interim Period of the Year ending September 30, 2006		Interim Period of the Year ending September 30, 2007		Rate of increase or decrease against the previous year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	13,941	60.9%	12,570	67.3%	Δ9.8%
Display materials	4,695	20.5%	2,631	14.1%	Δ44.0%
Electric insulation materials	1,653	7.2%	1,471	7.9%	Δ11.0%
Industrial application structural materials	1,666	7.3%	1,582	8.5%	Δ5.1%
Related products	949	4.1%	408	2.2%	Δ57.0%
Total	22,907	100.0%	18,664	100.0%	Δ18.5%

2) Forecast for the Current Consolidated Fiscal Year

In the industries related to the Company, we expect severe conditions will continue as competition intensifies, while uncertainty concerning the direction of the economy will increase in the future. Under such circumstances, we expect sales of ¥40,500 million (a decrease of 5.0% from the previous period), operating profit of ¥2,200 million (a decrease of 19.8% from the previous period), ordinary profit of ¥3,200 million (a decrease of 10.6% from the previous period) and current net profit of ¥2,150 million (a decrease of 2.9% from the previous period) for consolidated results for the year ending March 31, 2008.

(2) Analysis of Financial Conditions

1) Status of Assets, Liabilities and Net Assets

Total assets decreased by ¥3,282 million to ¥56,425 million from the end of the previous interim consolidated accounting period. This was due to a decrease in notes and accounts receivable of ¥2,457 million and in inventories of ¥1,220 million, etc., in connection with a decrease in sales.

Total liabilities were ¥13,087 million, a decrease of ¥3,653 million from the end of the previous interim consolidated accounting period. This was mainly due to a decrease in notes and accounts payable by ¥2,821 million.

Net assets increased by ¥370 million from the end of previous interim consolidated accounting period to reach ¥43,337 million. The net worth ratio increased by 4.8 points from the end of the previous interim consolidated accounting period to 76.7%.

2) Status of Cash flow

Cash and cash equivalents at the end of current interim consolidated accounting period decreased by ¥1,021 million from the end of the previous interim consolidated accounting period to ¥5,066 million. The status of each cash flow and their factors are as follows.

(Cash Flow from Operating Activities)

Although the interim net profit before taxes, etc., decreased, as an increase in sales receivable was small, etc., cash inflow was ¥3,118 million, an increase of ¥911 million from the previous interim consolidated accounting period.

(Cash Flow from Investment Activities)

Due to a decrease in refund of term deposits and the increase in acquisition of tangible fixed assets and investment securities, etc., cash outflow increased by ¥1,187 million from the previous interim consolidated accounting period.

(Cash Flow from Financing Activities)

As expenditures for acquisition of treasury stocks and dividend payments both decreased, cash outflow decreased by ¥511 million from the previous interim consolidated accounting period.

3) Transitions of Cash Flow related Index

	Period ended March 31, 2006		Period ended March 31, 2007		Period ended March 31, 2008
	Interim	End of Year	Interim	End of Year	Interim
Net worth ratio (%)	73.8	76.1	71.9	80.6	76.7
Net worth ratio on a basis of market price (%)	141.7	164.2	85.5	81.2	62.8
Ratio of cash flow to interest bearing debt (year)	0.1	0.0	0.1	0.1	0.1
Interest coverage ratio (times)	1,593.3	2,087.1	3,171.4	1,636.5	2,475.6

Net worth ratio: (Total net assets - New share subscription rights - Minority interests)/ Total assets

Net worth ratio on a basis of market price: Total market value of shares/ Total assets

Ratio of cash flow to interest bearing debt: Interest bearing debts/ Cash flow from operating activities

Interest coverage ratio: Cash flow from operating activities / Interest paid

(Note)
1. Each index is calculated by the financial figures on a consolidated basis.
2. Total market value of shares is calculated based on the number of outstanding shares, excluding treasury stocks.
3. Cash flow from operation activities is used for cash flow.
4. Interest bearing debts cover all the debts that paid interest out of debts appropriated on the consolidated (interim consolidated) balance sheet.

(3) Basic Policy for Profit Distribution and Dividends for Current Period

Regarding the dividend policy of the Company, profit returns to all shareholders are a top priority of management. We will continue profit distribution coupled with consolidated results and pay out dividends aiming at a dividend ratio of 25% or more to the current consolidated net profit, taking into consideration performance and financial requirements. With respect to internal reserves, the Company will appropriate capital for research and development and capital investment for business expansion, etc., in order to increase profits for our shareholders in the future. In this regard, the dividend for the current period is expected to be ¥18 per share.

(4) Business Risks

With respect to the contents stated in the business performance and financial conditions, the matters that might significantly affect the judgment of investors seem to be as follows.

a) Regarding fluctuations in demand for products

Major users of the products manufactured and sold by our group are consumer electronic appliance manufacturers, electronic components manufacturers and industrial electronic appliance manufacturers

and the fluctuations in demand for consumer electronic appliances affected the business performance of our group.

b) Regarding dependence on particular products

Net sales of the Company largely depend on the field of electronic materials. If sales in this field decrease, it might affect the business performance of our group.

c) Regarding procurement of raw materials

For the raw materials our group purchases, an upward trend in purchase prices has been observed due to soaring crude oil prices. If the purchase prices of raw materials rise considerably, it might affect the business performance of our group.

d) Regarding the impact of disasters

Many of our production bases are concentrated in Joetsu-shi, Niigata Prefecture. In the event of an earthquake and other disasters, it might affect the business performance of our group due to interruption of production activities, etc.

2. Present Conditions of Business Group

Our Group is comprised of the Company, 9 subsidiaries and 7 affiliated companies. The Group manufactures and sells electronic materials, display materials, electric insulation materials, and industrial application structural materials. It is also developing business activities, including sales and distribution of goods related to each business and sales of other services and sporting goods.

In this regard, as segment information by business category is not described, it is described by business segment.

(1) Manufacture and Sales of Industrial Materials, etc.

1) Electronic materials

The Company carries out manufacture and sales of base materials for flexible and rigid printed-wiring boards, etc., to be used as electronic materials and Arisawa Fiber Glass Co., Ltd., one of our subsidiaries conducts manufacture of glass cloth for printed-wiring boards. ARISAWA MANUFACTURING (DALIAN) CO., LTD., one of our subsidiaries, also performs the post-processing of materials for flexible printed-wiring boards and an affiliated company, Taiflex Scientific Co., Ltd. also manufactures and sells the products.

2) Display Materials

The Company manufactures and sells Fresnel lenses and anti-reflection films for projection TVs, and Asuna Co., Ltd., a subsidiary, sells three-dimensional display equipment. Polatechno Co., Ltd., an affiliated company, manufactures and sells polarizing plates for liquid crystal displays, etc., Colorlink Japan Co., Ltd. manufactures and sells special optical films and DDD Group plc develops and sells 3D contents and hardware.

3) Electric Insulation Materials

Arisawa Fiber Glass Co., Ltd., a subsidiary, manufactures glass cloth tapes used as electric insulation materials and the Company sells these while other subsidiary Arisawa Sogyo Co., Ltd. and an affiliated company, Tochio Nakajin Shosen, Ltd. manufacture these products.

The Company manufactures and sells pre-preg for electric insulation and Arisawa Jushi Kogyo Co., Ltd., one of our subsidiaries also carries out manufacturing.

4) Industrial application structural materials

While the Company manufactures and sells FW molded products used as industrial application structural materials, and honeycomb panels and pre-preg, etc., for aircraft, Arisawa Sogyo Co., Ltd., a subsidiary, and, Shinano Co., Ltd. an affiliated company manufacture drawing molded products and FRP ski sheets, etc.

5) Others

Related products set forth in 3) and 4) in the above are sold by the Company and also by Arisawa Kenpan Co., Ltd., a subsidiary.

(2) Other Businesses

Eagle Co., Ltd., a subsidiary, operates a driving range, and Shinano Co., Ltd., an affiliated company, sells sporting goods.

The above matters shall be shown by a business activities diagram on the following page.

(Business Activities Diagram)


Electronic materials
Taiflex Scientific Co., Ltd.
ARISAWA MANUFACTURING (DALIAN) CO.,LTD.
Arisawa Fiber Glass Co., Ltd.
Electric insulation materials
Arisawa Jushi Kogyo Co., Ltd.
Tochio Nakajin Shosen, Ltd.
Arisawa Sogyo Co., Ltd.
Industrial application structural materials
Ryoyu Kogyo Co., Ltd.
Arisawa Manufacturing Co., Ltd. (Manufacture and sales)
Polatechno Co., Ltd.
Colorlink Japan Co., Ltd.
Asuna Co., Ltd.
DDD Group plc
Display materials
Arisawa Kenpan Co., Ltd.
Other industrial materials
Eagle Co., Ltd.
Shinano Co., Ltd.
NB Optic, Co., Ltd.
Other Businesses
Transactions of products, etc.
Other Businesses
Consolidated subsidiary
Non-consolidated subsidiary
Affiliated company for which equity method has been applied
Affiliated company for which equity method has not been applied

(Note) 1. Shinano Co., Ltd. manufactures and sells industrial materials (industrial application structural materials) in addition to Other businesses.

3. Corporate Policy

(1) Corporate Basic Policy

The Company has implemented the following corporate policies, based on the philosophy of "creation, innovation and challenge."

I. To reform ourselves under a sense of crisis.

II. To promote business differentiation through speedy actions, anticipating changes in the market.

III. To formulate a new business foundation through bold ideas and an aggressive approach.

Based on its corporate policy, the Company aims at creating corporate value and increasing shareholder value through improvements in customer satisfaction levels, increased speed in new product development and strengthening profitability via thorough cost reductions.

(2) Target Management Index

Our target management index is set out for mid and long-term as follows: a new product sales ratio exceeds 50%, ordinary profit is of more than 15% and ROE (Return on Equity) is of more than 12%.

(3) Mid and Long-Term Corporate Strategy

The Company invested business resources in the two fields of materials for flexible printed-circuit boards and Fresnel lenses, which used to be niche markets, and has built up a robust management foundation. The competition has become much tougher, however, as the market has expanded. We will continue thorough cost reductions and development of differentiated products in these fields as well as focusing on early development of our next core products.

(4) Tasks to be Tackled by the Company

Our Group is promoting the following as our tasks to be tackled in order to achieve the aforementioned management strategy earlier and more securely.

1) To concentrate business resources in the electronic materials field and accelerate development of differentiated products to increase net sales as well as aim at early development of our next core products in the display materials field. In the field of industrial application structural materials, we will expand business mainly in the field of aircraft use.

2) To promote proactive technical tie-ups to attempt early start of developed products.

3) To strongly promote the Arisawa Production System to realize thorough cost reductions.

1. [Interim Consolidated Financial Statement, etc.]

(1) Interim Consolidated Financial Statement

1) Interim Consolidated Balance Sheet

Item	Note	End of previous interim consolidated accounting period (As of September 30, 2006)			End of current interim consolidated accounting period (As of September 30, 2007)			Increase or decrease against the previous interim period (Thousands of yen)	Consolidated condensed balance sheet for previous consolidated fiscal year (As of March 31, 2007)		
		Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)		Amount (thousand yen)		Com-position ratio (%)
(Assets)											
I. Current Assets											
1. Cash and deposits			6,833,261			6,081,976		Δ751,284		5,342,698	
2. Notes and accounts receivable	*5		13,352,022			10,894,080		Δ2,457,942		9,684,694	
3. Inventories			8,142,178			6,921,303		Δ1,220,875		6,331,117	
4. Deferred taxable assets			279,588			333,464		53,876		334,039	
5. Others			808,508			859,079		50,571		1,037,046	
Allowance for doubtful accounts			Δ47,774			Δ74,309		Δ26,534		Δ50,899	
Total Current Assets			29,367,785	49.2		25,015,595	44.3	Δ4,352,189		22,678,696	42.5
II. Fixed Assets											
1. Tangible fixed assets											
(1) Buildings and structures	*1 *2	7,412,561			7,128,157				7,194,298		
(2) Machinery, equipment and delivery equipment	*1 *2	6,802,608			6,100,848				6,537,985		
(3) Land	*2	1,551,385			1,551,385				1,551,385		
(4) Others	*1 *2	886,149	16,652,704	27.9	1,366,674	16,147,065	28.6	Δ505,638	868,483	16,152,152	30.2
2. Intangible fixed assets			147,010	0.2		132,834	0.3	Δ14,175		124,258	0.2
3. Investments and other assets											
(1) Investment Securities		12,990,272			14,721,187				14,027,999		
(2) Deferred taxable assets		48,754			48,631				48,990		
(3) Others		709,469			648,339				669,201		
Allowance for doubtful debts		Δ207,862	13,540,634	22.7	Δ287,957	15,130,201	26.8	1,589,567	Δ257,897	14,488,294	27.1
Total Fixed Assets			30,340,349	50.8		31,410,102	55.7	1,069,753		30,764,705	57.5
Total Assets			59,708,134	100.0		56,425,697	100.0	Δ3,282,436		53,443,401	100.0

Item	Note	End of previous interim consolidated accounting period (As of September 30, 2006) Amount (thousand yen)	Com-position ratio (%)	End of current interim consolidated accounting period (As of September 30, 2007) Amount (thousand yen)	Com-position ratio (%)	Increase or decrease against the previous interim period (Thousands of yen)	Consolidated condensed balance sheet for previous consolidated fiscal year (As of March 31, 2007) Amount (thousand yen)	Com-position ratio (%)
(Liabilities)								
I. Current Liabilities								
1. Notes and accounts payable	*5	12,251,982		9,430,422		Δ2,821,559	7,160,219	
2. Short-term borrowings	*2 *4	191,000		190,000		Δ1,000	190,000	
3. Accrued income tax and others		977,086		462,237		Δ514,849	379,249	
4. Allowance for bonuses		1,011,716		540,190		Δ471,526	458,207	
5. Reserve for officers' bonuses		5,565		4,841		Δ724	11,551	
6. Others	*5	1,916,393		1,938,447		22,053	1,586,428	
Total Current Liabilities		16,353,744	27.4	12,566,138	22.3	Δ3,787,605	9,785,656	18.3
II. Fixed Liabilities								
1. Deferred taxable liabilities		271,732		429,945		158,212	425,817	
2. Reserve for severance payment		38,318		37,955		Δ362	37,309	
3. Others		77,498		53,867		Δ23,631	77,331	
Total Fixed Liabilities		387,548	0.6	521,768	0.9	134,219	540,458	1.0
Total Liabilities		16,741,293	28.0	13,087,907	23.2	Δ3,653,385	10,326,114	19.3
(Net Assets)								
I. Shareholders' Equity								
1. Capital		7,117,251	11.9	7,117,253	12.6	2	7,117,251	13.3
2. Capital reserve		6,229,282	10.4	6,229,282	11.0	—	6,229,282	11.7
3. Earned surplus		31,302,754	52.4	32,018,224	56.8	715,470	31,916,775	59.7
4. Treasury stock		Δ2,724,400	Δ4.5	Δ3,211,154	Δ5.7	Δ486,753	Δ3,210,282	Δ6.0
Total Shareholders' Equity		41,924,886	70.2	42,153,606	74.7	228,719	42,053,026	78.7
II. Valuation and Translation Difference, etc.								
1. Other differences from appreciation of securities		969,727	1.6	941,476	1.7	Δ28,250	921,409	1.7
2. Exchange conversion adjustment settlement		63,266	0.2	189,142	0.3	125,876	114,913	0.2
Total valuation and translation difference, etc.		1,032,993	1.8	1,130,619	2.0	97,625	1,036,322	1.9
III. New Share Subscription Rights		8,961	0.0	53,565	0.1	44,603	27,937	0.1
Total Net Assets		42,966,841	72.0	43,337,790	76.8	370,949	43,117,286	80.7
Total Liabilities and Net Assets		59,708,134	100.0	56,425,697	100.0	Δ3,282,436	53,443,401	100.0

2) Interim Consolidated Statement of Income

Item	Note	Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006) Amount (thousand yen)		(%)	Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007) Amount (thousand yen)		(%)	Increase or decrease against the previous interim period (Thousands of yen)	Consolidated condensed statement of income for previous consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount (thousand yen)		(%)
I. Sales			24,431,730	100.0		19,937,302	100.0	Δ4,494,428		42,652,842	100.0
II. Sales Cost			20,600,125	84.3		17,203,650	86.3	Δ3,396,475		36,655,113	85.9
Gross profit on sales			3,831,605	15.7		2,733,651	13.7	Δ1,097,953		5,997,728	14.1
III. Selling and General Administration Expenses											
1. Freight and packaging cost		407,291			338,342				676,979		
2. Wage allowances		284,350			284,910				739,903		
3. Transfer to reserve for bonus		162,850			104,564				94,495		
4. Transfer to reserve for officers' bonuses		5,565			4,841				11,551		
5. Transfer to retirement wage allowance		21,001			18,003				42,620		
6. Transfer to allowance for doubtful accounts		8,297			13,812				5,701		
7. Other		874,653	1,764,010	7.2	775,543	1,540,018	7.7	Δ223,992	1,682,865	3,254,116	7.6
Operating Profit			2,067,594	8.5		1,193,633	6.0	Δ873,960		2,743,612	6.5
IV. Non-Operating Revenue											
1. Interest received		9,908			17,658				26,155		
2. Dividend received		16,549			19,896				33,578		
3. Investment profit on equity method		417,726			452,092				704,296		
4. Others		151,921	596,105	2.4	118,122	607,770	3.0	11,664	333,235	1,097,265	2.6
V. Non-Operating Expenses											
1. Interest paid		696			1,143				1,614		
2. Loss on sale of accounts receivable		12,837			14,564				26,763		
3. Loss on retirement of inventories		---			20,314				28,116		
4. Exchange loss		---			26,428				---		
5. Rent payment		19,794			20,617				40,472		
6. Transfer to allowance for doubtful accounts		25,712			39,657				85,204		
7. Other		14,592	73,633	0.3	16,124	138,850	0.7	65,217	77,775	259,947	0.6
Ordinary Profit			2,590,067	10.6		1,662,553	8.3	Δ927,513		3,580,931	8.5
VI. Extraordinary Profits											
1. Profit on sale of investment securities		10,277			---				513,965		
2. Profit on sale of fixed assets	*1	3,867			2,000				17,537		
3. Profit from changes in equity		---			55,380				---		
4. Other		1,659	15,804	0.1	1,145	58,526	0.3	42,721	47,133	578,635	1.3

		Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)			Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)			Increase or decrease against the previous interim period	Consolidated condensed statement of income for previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)		
Item	Note	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	(Thousands of yen)	Amount (thousand yen)		(%)
VII. Extraordinary Losses											
1. Loss on retirement of fixed assets	*2	11,528			---				111,345		
2. Loss on sale of fixed assets	*3	1,424			---				1,424		
3. Valuation loss on investment securities		---			167,924				---		
4. Valuation loss on stocks of subsidiaries		---			27,751				---		
7. Transfer to allowance for doubtful accounts		3,600			---				---		
8. Other		1,000	17,552	0.1	13,777	209,453	1.0	191,900	643,337	756,108	1.8
Interim (current) net profit, before taxes, etc.			2,588,319	10.6		1,511,626	7.6	Δ1,076,693		3,403,458	8.0
Corporate income tax, local resident tax, and enterprise tax	*4	988,797			500,415				1,059,350		
Adjustment of corporate income tax, etc.	*4	---	988,797	4.0	---	500,415	2.5	Δ488,381	130,564	1,189,914	2.8
Interim (current) net profits			1,599,522	6.6		1,011,211	5.1	Δ588,311		2,213,543	5.2

3) Statement of Interim Consolidated Shareholders' Equity Fluctuation

Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the interim consolidated accounting period					
Issue of new shares	15,764	15,764			31,529
Dividend of surplus (Note)			Δ1,170,580		Δ1,170,580
Officers' bonuses (Note)			Δ8,393		Δ8,393
Interim net profit			1,599,522		1,599,522
Acquisition of treasury stock				Δ280,263	Δ280,263
Fluctuating amount of items other than shareholders' equity during the interim consolidated accounting period (net amount)					
Total fluctuating amount during the interim consolidated accounting period (in thousands of yen)	15,764	15,764	420,548	Δ280,263	171,814
Balance as of September 30, 2006 (in thousands of yen)	7,117,251	6,229,282	31,302,754	Δ2,724,400	41,924,886

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,076,085	98,336	1,174,422	---	42,927,494
Fluctuating amount during the interim consolidated accounting period					
Issue of new shares					31,529
Dividend of surplus (Note)					Δ1,170,580
Officers' bonuses (Note)					Δ8,393
Interim net profit					1,599,522
Acquisition of treasury stock					Δ280,263
Fluctuating amount of items other than shareholders' equity during the interim consolidated accounting period (net amount)	Δ106,358	Δ35,070	Δ141,429	8,961	Δ132,467
Total fluctuating amount during the interim consolidated accounting period (in thousands of yen)	Δ106,358	Δ35,070	Δ141,429	8,961	39,346
Balance as of September 30, 2006 (in thousands of yen)	969,727	63,266	1,032,993	8,961	42,966,841

(Note) This is the item of profit appropriation at the general meeting of shareholders held in June 2006.

Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	31,916,775	Δ3,210,282	42,053,026
Fluctuating amount during the interim consolidated accounting period					
Issue of new shares	2				2
Dividend of surplus			Δ909,761		Δ909,761
Interim net profit			1,011,211		1,011,211
Acquisition of treasury stock				Δ872	Δ872
Fluctuating amount of items other than shareholders' equity during the interim consolidated accounting period (net amount)					
Total fluctuating amount during the interim consolidated accounting period (in thousands of yen)	2	---	101,449	Δ872	100,579
Balance as of September 30, 2007 (in thousands of yen)	7,117,253	6,229,282	32,018,224	Δ3,211,154	42,153,606

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2007 (in thousands of yen)	921,409	114,913	1,036,322	27,937	43,117,286
Fluctuating amount during the interim consolidated accounting period					
Issue of new shares					2
Dividend of surplus					Δ909,761
Interim net profit					1,011,211
Acquisition of treasury stock					Δ872
Fluctuating amount of items other than shareholders' equity during the interim consolidated accounting period (net amount)	20,066	74,229	94,296	25,627	119,924
Total fluctuating amount during the interim consolidated accounting period (in thousands of yen)	20,066	74,229	94,296	25,627	220,503
Balance as of September 30, 2007 (in thousands of yen)	941,476	189,142	1,130,619	53,565	43,337,790

Statement of consolidated shareholders' equity fluctuation for previous consolidated fiscal year
(From April 1, 2006 to March 31, 2007)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the consolidated fiscal year					
Issue of new shares	15,764	15,764			31,529
Dividend of surplus (Note)			Δ1,170,580		Δ1,170,580
Officers' bonuses (Note)			Δ8,393		Δ8,393
Current net profit			2,213,543		2,213,543
Acquisition of treasury stock				Δ766,145	Δ766,145
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)					
Total fluctuating amount during the consolidated fiscal year (in thousands of yen)	15,764	15,764	1,034,570	Δ766,145	299,954
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	31,916,775	Δ3,210,282	42,053,026

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,076,085	98,336	1,174,422	---	42,927,494
Fluctuating amount during the consolidated fiscal year					
Issue of new shares					31,529
Dividend of surplus (Note)					Δ1,170,580
Officers' bonuses (Note)					Δ8,393
Current net profit					2,213,543
Acquisition of treasury stock					Δ766,145
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)	Δ154,676	16,576	Δ138,099	27,937	Δ110,161
Total fluctuating amount during the consolidated fiscal year (in thousands of yen)	Δ154,676	16,576	Δ138,099	27,937	189,792
Balance as of March 31, 2007 (in thousands of yen)	921,409	114,913	1,036,322	27,937	43,117,286

(Note) This is the item of profit appropriation at the general meeting of shareholders held in the period ending March 31, 2006.

4) Statement of Interim Consolidated Cash Flow

		Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)	Increase or decrease against the previous interim period (Thousands of yen)	Statement of consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)
Item	Note	Amount (thousand yen)	Amount (thousand yen)		Amount (thousand yen)
I. Cash flow from operation activities					
Interim (current) net profit before taxes, etc.		2,588,319	1,511,626		3,403,458
Depreciation costs		1,209,575	1,188,122		2,533,384
Stock compensation expenses		8,961	25,868		27,937
Investment profit by equity method		Δ417,726	Δ452,092		Δ704,296
Profit from changes in equity		---	Δ55,380		---
Profit on sale of fixed assets		Δ3,867	Δ2,000		Δ17,537
Loss on sale of fixed assets		1,424	---		1,424
Stock issuance expenses		557	---		703
Loss on retirement of tangible fixed assets		11,528	---		111,345
Profit on sale of investment securities		Δ10,277	---		Δ513,965
Valuation loss on investment securities, etc.		---	167,924		50,715
Valuation loss on stocks of subsidiaries		---	27,751		---
Exchange loss (profit)		Δ233	24,928		18,267
Increase (decrease) in allowance for bonuses		223,919	81,982		Δ329,590
Increase (decrease) in reserve for officers' bonuses		5,565	Δ6,710		11,551
Increase in reserves for retirement allowance		719	646		Δ289
Increase in allowance for doubtful accounts		37,609	53,470		90,769
Interest and dividends received		Δ26,458	Δ37,555		Δ59,733
Interest paid		696	1,143		1,614
Decrease (increase) in sales receivables		Δ3,214,938	Δ1,213,655		452,606
Decrease (increase) in inventories		Δ441,915	Δ590,186		1,369,146
Increase (decrease) in purchase liabilities		2,336,021	2,270,202		Δ2,755,741
Increase (decrease) in accrued consumption tax, etc.		149,991	Δ119,708		126,677
Decrease (increase) in other assets		Δ99,984	226,846		Δ193,310
Increase (decrease) in other liabilities		57,460	78,427		Δ129,793
Bonuses to officers paid		Δ8,393	---		Δ8,393
Other		Δ649	Δ206		Δ1,659
Subtotal		2,407,904	3,181,445	773,540	3,485,292

Item	Note	Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006) Amount (thousand yen)	Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007) Amount (thousand yen)	Increase or decrease against the previous interim period (Thousands of yen)	Statement of consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount (thousand yen)
Interest and dividends received		605,931	338,784		625,201
Interest paid		Δ686	Δ1,136		Δ1,600
Corporate income tax, etc., paid		Δ805,871	Δ400,104		Δ1,490,417
Cash flow from operation activities		2,207,277	3,118,988	911,710	2,618,475
II. Cash flow from investment activities					
Expenditure for placement in term deposits		Δ695,000	Δ230,000		Δ1,235,000
Revenue from refund of term deposits		1,210,039	500,000		1,210,039
Expenditure for acquisition of tangible fixed assets		Δ572,021	Δ825,762		Δ1,551,582
Revenue from sale of tangible fixed assets		18,879	2,000		34,120
Expenditure for acquisition of intangible fixed assets		Δ40,732	Δ23,050		Δ69,815
Expenditure for acquisition of investment securities		Δ222,347	Δ596,381		Δ1,199,134
Revenue from sale of investment securities		209,593	5,311		829,669
Expenditure for lending		Δ6,969	Δ27,599		Δ83,134
Revenue from collection of loans		90,453	320		90,610
Others		—	---		2,310
Cash flow from investment activities		Δ8,103	Δ1,195,162	Δ1,187,059	Δ1,971,915
III. Cash flow from financing activities					
Expenditure for repayment of long-term borrowings		Δ3,000	---		Δ4,000
Proceeds from stocks issued		30,971	---		30,826
Expenditure for acquisition of treasury stock		Δ280,263	Δ872		Δ766,145
Dividends paid		Δ1,166,399	Δ906,135		Δ1,168,472
Others		—	Δ66		—
Cash flow from financing activities		Δ1,418,691	Δ907,074	511,616	Δ1,907,791
IV. Conversion difference in cash and cash equivalents		Δ867	Δ7,472	Δ6,605	10,284
V. Increase (decrease) in cash and cash equivalents		779,615	1,009,278	229,662	Δ1,250,947
VI. Balance of cash and cash equivalents at the beginning of year		5,308,645	4,057,698	Δ1,250,947	5,308,645
VII. Balance of cash and cash equivalent as of the end of the interim period (end of period)	*	6,088,261	5,066,976	Δ1,021,284	4,057,698

Substantial Underlying Matters for Preparation of Interim Consolidated Financial Statements

Item	The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
1. Scope of consolidation	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Eagle Co., Ltd. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, interim net income (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., does not materially affect the interim consolidated financial statements.	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Same as on the left. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: Same as on the left. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Same as on the left.	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Eagle Co., Ltd. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. Kei Ski Garage, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, net income (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., does not materially affect the consolidated financial statements.
2. Application of equity method	(1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc (2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the interim consolidated financial statements and have no significance as a whole in terms of interim net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method. (3) The interim financial statements of the interim accounting period of the company in question have been used for those companies covered under the equity method whose interim settlement dates differ from the interim consolidated settlement date.	(1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Same as on the left. (2) Same as on the left. (3) Same as on the left.	(1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc (2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of current net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method. (3) The financial statements of the fiscal year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date.
3. End of Interim Period (Closing Date) of Consolidated Subsidiaries	End of interim period of all consolidated subsidiaries is the same as the interim consolidated closing date.	Same as on the left.	The closing date of fiscal year of all consolidated subsidiaries is the same as the consolidated closing date.

Item	The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
4. Accounting standards	(1) Valuation standard and valuation method of important assets 1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the interim consolidated closing day, etc. (All revaluation balance is transferred directly to net assets and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued by the gross average method at cost. 2) Derivatives Valued at the current price. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but one of the consolidated subsidiaries adopts valuation at cost by the gross average method. Raw materials and stores: Valued by the gross average method at cost. (2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Declining balance method However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery & delivery equipment: 4 - 9 years ---	(1) Valuation standard and valuation method of important assets 1) Securities Other securities Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left. 2) --- 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as on the left. Raw materials and stores: Same as on the left. (2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Same as on the left. (Changes in Accounting Policy) In connection with the amendment of the Corporation Tax Law, from the current interim consolidated accounting period, depreciation method was changed to the method under the amended Corporation Tax Law for the tangible fixed assets acquired after April 1, 2007. As a result, operating profits decreased by ¥13,318 thousand and ordinary profit and interim net profit before taxes, etc., decreased by ¥13,341 thousand.	(1) Valuation standard and valuation method of important assets 1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the consolidated closing day, etc. (All revaluation balance is transferred directly to net assets and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Same as on the left. 2) --- 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as on the left. Raw materials and stores: Same as on the left. (2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Same as on the left. ---

Item	The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
	---	(Additional Information) In connection with the amendment of the Corporation Tax Law, for the assets acquired before March 31, 2007, by applying the depreciation method under the Corporation Tax Law before amendment, the difference in the amount equal to 5% of the acquired cost and the reminder price is evenly depreciated for five years from the following consolidated accounting period of the consolidated accounting period in which they reached 5% of the acquisition cost and recorded in the depreciation cost. As a result, operating profits decreased by ¥39,396 thousand and ordinary profit and interim net profit before taxes, etc., decreased by ¥40,172 thousand.	---
	2) Depreciation method for intangible fixed assets: The straight line method is adopted. However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	2) Depreciation method for intangible fixed assets: Same as on the left.	2) Depreciation method for intangible fixed assets: Same as on the left.
	(3) Posting standards for important allowances 1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default.	(3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as on the left.	(3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as on the left.
	2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, expenses of the current interim consolidated accounting period is booked as reserve based on estimation.	2) Reserve for bonuses Same as on the left.	2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year.
	3) Reserves for Officers' Bonuses Some consolidated subsidiaries appropriated the amount to be incurred in the current interim consolidated accounting period of the expected amount to be paid in the current consolidated fiscal year in preparation for expenses of bonuses to officers.	3) Reserves for Officers' Bonuses Same as on the left.	3) Reserves for Officers' Bonuses Some consolidated subsidiaries made appropriation on the basis of the expected amount to be paid in the current consolidated fiscal year in preparation for expenses of bonuses to officers.
	(Changes in Accounting Policy) From the current interim consolidated accounting period, "Accounting Standards for Officers' bonuses" (Issue No. 4 of Accounting Standards for Business Enterprises, November 29, 2005) has been applied. As a result of this, operating profit, ordinary profit and interim net profit before taxes, etc., decrease by ¥5,565 thousand.	---	(Changes in Accounting Policy) From the current consolidated fiscal year, "Accounting Standards for Officers' bonuses" (Issue No. 4 of Accounting Standards for Business Enterprises, November 29, 2005) has been applied. As a result of this, operating profit, ordinary profit and interim net profit before taxes, etc., decreased by ¥11,551 thousand.

Item	The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
	4) Reserve for retirement allowances In order to reserve retirement benefits for employees, the expected amount at the end of this interim consolidated period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥441,766 thousand to prepaid pension expenses as pension assets at the end of the current interim consolidated accounting period exceeding the liability for retirement benefits. ---	4) Reserve for retirement allowances In order to reserve retirement benefits for employees, the expected amount at the end of this interim consolidated period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥425,386 thousand to prepaid pension expenses as pension assets at the end of the current interim consolidated accounting period exceeding the liability for retirement benefits. (Additional Information) Submitting company shifted to a defined benefit corporate pension plan from a qualified retirement pension plan as of April 1, 2007. Impact in connection with the said change in the plan on operating profit, ordinary profit and interim net profit before taxes, etc., is minor.	4) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥421,251 thousand to prepaid pension expenses as pension assets at the end of the current consolidated fiscal year exceeding the liability for retirement benefits.
	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate, on the closing day of the interim consolidated accounting period, and the difference in conversion is entered as income or loss.	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Same as on the left.	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate on the closing day of the consolidated fiscal year, and the difference in conversion is entered as income or loss.
	(5) Treatment of important leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	(5) Treatment of important leasing transactions Same as on the left.	(5) Treatment of important leasing transactions Same as on the left.
	(6) Other important matters for preparation of interim consolidated financial statements Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax, etc., employs a tax-excluded system.	(6) Other important matters for preparation of interim consolidated financial statements Accounting treatment of consumption tax, etc. Same as on the left.	(6) Other important matters for preparation of interim consolidated financial statements Accounting treatment of consumption tax, etc. Same as on the left.
5. Scope of funds in interim consolidated cash flow statements (consolidated cash flow statements)	The funds are cash, demand deposits that can be withdrawn at any time and short term investments which are easily convertible into cash that carries only a small risk of price fluctuation, and will reach maturity dates within 3 months from the dates on which they are acquired.	Same as on the left.	Same as on the left.

Changes in Substantial Underlying Matters for Preparation of Interim Consolidated Financial Statements

The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
(Accounting Standards for Representation of Net Assets in the Balance Sheet) From the current interim consolidated accounting period, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥42,957,880 thousand. In this regard, Net Assets in the interim consolidated balance sheet in the current interim consolidated accounting period is prepared in compliance with the revised rules for interim consolidated financial statements in connection with the revised rules for interim consolidated financial statements.	---	(Accounting Standards for Representation of Net Assets in the Balance Sheet) From the current consolidated fiscal year, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥43,089,349 thousand. In this regard, Net Assets in the consolidated balance sheet in the current consolidated fiscal year is prepared in compliance with the revised rules for consolidated financial statements in connection with the revised rules for consolidated financial statements.
(Accounting Standards for Stock Option, etc.) From the current interim consolidated accounting period, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and interim net profit before taxes, etc., decreased by ¥8,961 thousand.	---	(Accounting Standards for Stock Option, etc.) From the current consolidated fiscal year, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and current net profit before taxes, etc., decreased by ¥27,937 thousand.

Changes in Method of Notation

The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)
(Interim Consolidated Statement of Income) 1. "Officer's Compensation" (¥162,530 thousand in the current interim consolidated accounting period) in Selling, General & Admin. Expenses, which had been separately stated by the previous interim consolidated accounting period, are stated in "Others" in Selling, General & Admin. Expenses, because they decreased to less than 10/100 of the total amount of Selling, General & Admin. Expenses. 2. "Compensation for insufficient payment" (¥6,846 thousand in the current interim consolidated accounting period), in Non-operating Expenses, which had been separately stated by the previous interim consolidated accounting period, is stated in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses. 3. "Loss on sale of accounts receivable" in Non-operating expenses has been included in "Other" of Non-operating expenses by the previous interim consolidated accounting period, but as it exceeded 10/100 of the total amount of Non-operating expenses, it was separately stated. In this regard, the amount of "Loss on sale of accounts receivable" in the previous interim consolidated accounting period was ¥6,915 thousand. 4. "Transfer to allowance for doubtful accounts" in Extraordinary losses has been included in "Others" of Extraordinary losses by the previous interim consolidated accounting period, but as it exceeded 10/100 of the total amount of Extraordinary losses, it was separately stated. In this regard, the amount of "Transfer to allowance for doubtful accounts" in the previous interim consolidated accounting period was ¥17,230 thousand.	(Interim Consolidated Statement of Income) 1. "Loss on retirement of inventories" in non-operating expenses has been included in "Other" of non-operating expenses until the previous interim consolidated accounting period, but as it exceeded 10/100 of the total amount of non-operating expenses, it was separately stated. In this regard, the amount of "Loss on retirement of inventories" in the previous interim consolidated accounting period was ¥4,672 thousand. 2. As "Profit on sale of investment securities" (¥254 thousand for the current interim consolidated accounting period) in Extraordinary Profits, which has been separately stated until the previous interim consolidated accounting period, became less than 10/100 of the total amount of Extraordinary Profits, it is included in "Other" of Extraordinary Profits. 3. As "Loss on retirement of fixed assets," which has been separately stated until the previous interim consolidated accounting period (¥7,416 thousand for the current interim consolidated accounting period) became less than 10/100 of the total amount of Extraordinary Losses, it is included in "Other" of Extraordinary Losses.
---	(Interim Consolidated Cash Flow Statements) 1. As the amount of "Stock issuance expenses" in Cash flow from operating activities became insignificant for the current interim consolidated accounting period, it is included in "Other." In this regard, "Stock issuance expenses" included in "Other" in the current interim consolidated accounting period is ¥69 thousand. 2. As the amount of "Loss on retirement of tangible fixed assets" in Cash flow from operating activities became insignificant for the current interim consolidated accounting period, it is included in "Other." In this regard, "Loss on retirement of tangible fixed assets," included in "Other" for the current interim consolidated accounting period, is ¥149 thousand. 3. As the amount of "Profit on sale of investment securities" in Cash flow from operating activities became insignificant for the current interim consolidated accounting period, it is included in "Other." In this regard, "Profit on sale of investment securities," included in "Other" for the current interim consolidated accounting period, is Δ¥254 thousand.

Explanatory Notes

(Notes Related to Interim Consolidated Balance Sheet)

End of Previous Interim Consolidated Accounting Period (as of September 30, 2006)	End of Current Interim Consolidated Accounting Period (as of September 30, 2007)	Previous consolidated fiscal year (as of March 31, 2007)
*1 Accumulated depreciation of tangible fixed assets ¥23,869,162 thousand	*1 Accumulated depreciation of tangible fixed assets ¥25,754,261 thousand	*1 Accumulated depreciation of tangible fixed assets ¥24,586,090 thousand
*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 4,286,392 (4,286,392) Machinery, equipment and delivery equipment 3,376,015 (3,376,015) Tools and fixtures 58,627 (58,627) Land 258,342 (191,025) Total 7,979,377 (7,912,060) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) Current portion of long term borrowings payable within one year 1,000 (1,000) Total: 151,000 (151,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 3,956,325 (3,956,325) Machinery, equipment and delivery equipment 2,545,452 (2,545,452) Tools and fixtures 41,583 (41,583) Land 258,342 (191,025) Total 6,801,703 (6,734,386) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 4,103,004 (4,103,004) Machinery, equipment and delivery equipment 2,899,218 (2,899,218) Tools and fixtures 48,975 (48,975) Land 258,342 (191,025) Total 7,309,540 (7,242,223) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
3 ---	3 Guaranteed Obligations Guaranteed obligations of deposit money deposited in connection with transfer of business SURFCO HAWAII, INC. ¥20,200 thousand	3 Guaranteed Obligations Guaranteed obligations of deposit money deposited in connection with transfer of business SURFCO HAWAII, INC. ¥20,658 thousand
*4 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim consolidated accounting period: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000	*4 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim consolidated accounting period: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000	*4 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000
*5 Notes to be Matured at the End of Interim Consolidated Accounting Period For accounting treatment of notes to be matured at the end of interim consolidated accounting period, it is settled as of the clearance date of notes. As the end of the current interim consolidated accounting period fall on a bank holiday, the notes to be matured at the end of the next interim consolidated accounting period are included in the balance at the end of interim consolidated accounting period. (in thousands of yen) Notes receivable ¥461,654 Notes payable ¥409,078 Other (Equipment notes payable) ¥36,618	*5 Notes to be Matured at the End of Interim Consolidated Accounting Period For accounting treatment of notes to be matured at the end of interim consolidated accounting period, it is settled as of the clearance date of notes. As the end of the current interim consolidated accounting period fall on a bank holiday, the notes to be matured at the end of the next interim consolidated accounting period are included in the balance at the end of interim consolidated accounting period. (in thousands of yen) Notes receivable ¥224,965 Notes payable ¥174,357 Other (Equipment notes payable) ¥111,445	*5 Notes to be Matured at the End of Consolidated fiscal year For accounting treatment of notes to be matured at the end of consolidated fiscal year, it is settled as of the clearance date of notes. As the end of the current consolidated fiscal year fall on a bank holiday, the notes to be matured at the end of the next consolidated fiscal year are included in the balance at the end of consolidated fiscal year. (in thousands of yen) Notes receivable ¥324,029 Notes payable ¥257,214 Other (Equipment notes payable) ¥50,830

(Notes to Related Interim Consolidated Statement of Income)

Previous Interim Consolidated Accounting Period (April 1, 2006 to September 30, 2006)	Current Interim Consolidated Accounting Period (April 1, 2007 to September 30, 2007)	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
*1 Profit from sale of fixed assets is ¥3,867,000, From sale of machinery, equipment and delivery equipment.	*1 Profit from sale of fixed assets is ¥2,000,000, From sale of machinery, equipment and delivery equipment.	*1 Profit from sale of fixed assets is ¥17,537,000, From sale of machinery, equipment and delivery equipment.
*2. Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery, equipment and delivery equipment ¥10,032 Other ¥1,495 Total ¥11,528	*2 ---	*2. Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery, equipment and delivery equipment ¥78,420 Building and Structure ¥27,440 Other ¥5,485 Total ¥111,345
*3. Loss on sale of fixed assets is ¥1,424,000, From sale of machinery, equipment and delivery equipment.	*3 ---	*3. Loss on sale of fixed assets is ¥1,424,000, From sale of machinery, equipment and delivery equipment.
*4 Since tax effect accounting by the simplified method is applied to Tax expenses in the current interim consolidated accounting period, adjustment of corporate income tax, etc. is included in "Corporate income tax, local resident tax and enterprise tax."	*4 Same as at the left.	*4 —

(Notes Related to Statement of Interim Consolidated Shareholders' Equity Fluctuation)

Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

1. Matters concerning Types and Total Number of Outstanding Shares and Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous consolidated fiscal year (shares)	Number of shares increased in the current interim consolidated accounting period (shares)	Number of shares decreased in the current interim consolidated accounting period (shares)	Number of shares at the end of the current interim consolidated accounting period (shares)
Outstanding shares				
Common stock (Note) 1	36,526,129	20,900	---	36,547,029
Total	36,526,129	20,900	---	36,547,029
Treasury stock				
Common stock (Note) 2	1,053,997	164,430	---	1,218,427
Total	1,053,997	164,430	---	1,218,427

(Note) 1. Increase in total number of outstanding shares of common stock of 20,900 shares is due to the exercise of new share subscription rights (including exercise of preemptive rights under the former Commercial Code, Article 280-19, paragraph 1).

2. Increase in number of the common stock of treasury stock of 164,430 shares consists of the increase of 830 shares by the purchase of odd stock and the increase of 163,600 shares by the purchase based on the resolution of the board of directors.

2. Matters related to New Shares Subscription Right and New Treasury Stocks Subscription Right

Classification	Details of new share subscription rights	Classes of shares subject to the new share subscription rights	Number of shares subject to the new share subscription rights (shares)				Balance at the end of the current interim consolidated accounting period (thousand yen)
			At the end of previous consolidated fiscal year	Increase in the current interim consolidated accounting period	Decrease in the current interim consolidated accounting period	At the end of the current interim consolidated accounting period	
Submitting Company (Parent)	New share subscription rights as stock option	---	---	---	---	---	8,961
Total		---	---	---	---	---	8,961

3. Matters concerning Dividends

(1) Dividend Amount

Resolution	Type of stock	Total amount of dividends (thousand yen)	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 29, 2006	Common stock	1,170,580	33.00	March 31, 2006	June 30, 2006

(2) Out of dividends whose record date belongs to the current interim consolidated accounting period, the effective date of dividend is after the end of the interim consolidated accounting period:

No applicable matter.

Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)

1. Matters concerning Types and Total Number of Outstanding Shares and Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous consolidated fiscal year (shares)	Number of shares increased in the current interim consolidated accounting period (shares)	Number of shares decreased in the current interim consolidated accounting period (shares)	Number of shares at the end of the current interim consolidated accounting period (shares)
Outstanding shares				
Common stock (Note) 1	36,547,029	2,600	---	36,549,629
Total	36,547,029	2,600	---	36,549,629
Treasury stock				
Common stock (Note) 2	1,556,189	777	---	1,556,966
Total	1,556,189	777	---	1,556,966

(Note) 1. Increase in total number of outstanding shares of common stock of 2,600 shares is due to the exercise of new share subscription rights (including exercise of preemptive rights under the former Commercial Code, Article 280-19, paragraph 1).

2. Increase in number of the common stock of treasury stock of 777 shares is due to the purchase of odd stock.

2. Matters related to New Shares Subscription Right and New Treasury Stocks Subscription Right

Classification	Details of new share subscription rights	Classes of shares subject to the new share subscription rights	Number of shares subject to the new share subscription rights (shares)				Balance at the end of the current interim consolidated accounting period (thousand yen)
			At the end of previous consolidated fiscal year	Increase in the current interim consolidated accounting period	Decrease in the current interim consolidated accounting period	At the end of the current interim consolidated accounting period	
Submitting Company (Parent)	New share subscription rights as stock option	---	---	---	---	---	53,565
Total		---	---	---	---	---	53,565

3. Matters concerning Dividends

(1) Dividend Amount

Resolution	Type of stock	Total amount of dividends (thousand yen)	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 28, 2007	Common stock	909,761	26.00	March 31, 2007	June 29, 2007

(2) Out of dividends whose record date belongs to the current interim consolidated accounting period, the effective date of dividend is after the end of the interim consolidated accounting period:

No applicable matter.

Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)

1. Matters concerning Types and Total Number of Outstanding Shares and Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous consolidated fiscal year (shares)	Number of shares increased in the current consolidated accounting period (shares)	Number of shares decreased in the current consolidated accounting period (shares)	Number of shares at the end of the current consolidated accounting period (shares)
Outstanding shares				
Common stock Note 1	36,526,129	20,900	---	36,547,029
Total	36,526,129	20,900	---	36,547,029
Treasury stock				
Common stock Note 2	1,053,997	502,192	---	1,556,189
Total	1,053,997	502,192	---	1,556,189

(Note) 1. Increase in total number of outstanding shares of common stock of 20,900 shares is due to the exercise of new share preemptive rights (including exercise of preemptive rights under the former Commercial Code, Article 280-19, paragraph 1).

2. Increase in number of the common stock of treasury stock of 502,192 shares consists of the increase of 2,192 shares by the purchase of odd stock and the increase of 500,000 shares by the purchase based on the resolution of the board of directors.

2. Matters related to New Shares Subscription Right and New Treasury Stocks Subscription Right

Classification	Details of new share subscription rights	Classes of shares subject to the new share subscription rights	Number of shares subject to the new share subscription rights (shares)				Balance at the end of the current interim consolidated accounting period (thousand yen)
			At the end of previous consolidated fiscal year	Increase in the current interim consolidated accounting period	Decrease in the current interim consolidated accounting period	At the end of the current interim consolidated accounting period	
Submitting Company (Parent)	New share subscription rights as stock option	---	---	---	---	---	27,937
Total		---	---	---	---	---	27,937

3. Matters concerning Dividends

(1) Dividend Amount

Resolution	Type of stock	Total amount of dividends (thousand yen)	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 29, 2006	Common stock	1,170,580	33.00	March 31, 2006	June 30, 2006

(2) Out of dividends whose record date belongs to the current consolidated fiscal year, the effective date of dividend is the following consolidated fiscal year:

A resolution is expected as follows.

Resolution	Type of stock	Total amount of dividends (thousand yen)	Underlying assets of dividends	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 28, 2007	Common stock	909,761	Earned surplus	26.00	March 31, 2007	June 29, 2007

(Notes Related to Interim Consolidated Cash Flow Statement)

Previous Interim Consolidated Accounting Period (April 1, 2006 to September 30, 2006)	Current Interim Consolidated Accounting Period (April 1, 2007 to September 30, 2007)	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
* Relationship between the final figures of cash and cash equivalents at end of the interim period and the amounts of items shown in the interim consolidated balance sheets.	* Relationship between the final figures of cash and cash equivalents at end of the interim period and the amounts of items shown in the interim consolidated balance sheets.	* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets.
(As of September 30, 2006) (in thousands of yen)	(As of September 30, 2007) (in thousands of yen)	(As of March 31, 2007) (in thousands of yen)
Cash and deposits ¥6,833,261	Cash and deposits ¥6,081,976	Cash and deposits ¥5,342,698
Fixed term deposits for a term longer than three months Δ¥745,000	Fixed term deposits for a term longer than three months Δ¥1,015,000	Fixed term deposits for a term longer than three months Δ¥1,285,000
Cash and cash equivalents ¥6,088,261	Cash and cash equivalents ¥5,066,976	Cash and cash equivalents ¥4,057,698

(Notes Related to Leasing Transaction)

The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at interim period end
Machinery equipment & delivery equipment	14,910	8,446	6,463
Tools and fixtures	84,059	47,651	36,408
Other	217,302	52,969	164,332
Total	316,271	109,066	207,205

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of interim period.

2. Amount equivalent to prepaid lease balance at the end of interim period, etc.
Amount equivalent to prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥58,141
More than 1 year	¥149,063
Total:	¥207,205

(Note) The amount equivalent to the prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments:	¥29,283
(2) Depreciation cost equivalent:	¥29,283

4. Method for calculating depreciation cost equivalent:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

(Regarding Impairment Losses)
There is no impairment loss allocated to lease assets.

The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at interim period end
Machinery equipment & delivery equipment	11,202	7,493	3,708
Tools and fixtures	74,031	52,776	21,254
Other	229,658	84,205	145,452
Total	314,892	144,476	170,416

(Note) Same as on the left.

2. Amount equivalent to prepaid lease balance at the end of interim period, etc.
Amount equivalent to prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥56,452
More than 1 year	¥113,963
Total:	¥170,416

(Note) Same as on the left.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments:	¥29,493
(2) Depreciation cost equivalent:	¥29,493

4. Method for calculating depreciation cost equivalent:

Same as on the left.

(Regarding Impairment Losses)
Same as on the left.

The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, accumulated amount of impairment losses, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Machinery equipment & delivery equipment	11,202	6,373	4,828
Tools and fixtures	81,803	53,092	28,710
Other	217,929	63,288	154,640
Total	310,934	122,754	188,180

(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of term.

2. Amount equivalent to prepaid lease balance at the end of term, etc.
Amount equivalent to prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥57,827
More than 1 year	¥130,352
Total:	¥188,180

(Note) The amount equivalent to the prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments:	¥60,744
(2) Depreciation cost equivalent:	¥60,744

4. Method for calculating depreciation cost equivalent:

Same as on the left.

(Regarding Impairment Losses)
Same as on the left.

(Notes Related to Securities)

End of previous interim consolidated accounting period (as of September 30, 2006)

1. Other Market Value bearing Securities

(in thousands of yen)

	Acquisition Cost	Value shown on Interim Consolidated Balance Sheet	Balance
(1) Equity Shares	440,811	2,027,639	1,586,827
(2) Others	239,596	251,242	11,646
Total	680,407	2,278,882	1,598,474

2. Major Securities Not Marked to Market

(in thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
Other Securities	
Unlisted Shares	434,116
Others	166,959

End of current interim consolidated accounting period (as of September 30, 2007)

1. Other Market Value bearing Securities

(in thousands of yen)

	Acquisition Cost	Value shown on Interim Consolidated Balance Sheet	Balance
(1) Equity Shares	937,212	2,515,998	1,578,785
(2) Others	242,755	254,167	11,411
Total	1,179,968	2,770,165	1,590,196

2. Major Securities Not Marked to Market

(in thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
Other Securities	
Unlisted Shares	590,136
Others	142,706

(Note) In the current consolidated fiscal year, with regard to the securities without market value, impairment of ¥167,924,000 was made.

In this connection, in impairment of securities without market value, all of them are impaired if the interest of the Company in net asset value of the pertinent company at the end of year has decreased by over 50% against acquisition cost. If it has decreased by 30-50%, impairment is made for the necessary amount, taking recoverability into consideration.

End of previous consolidated fiscal year (as of March 3, 2007)

1. Other Market Value bearing Securities

(in thousands of yen)

	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance
(1) Equity Shares	940,703	2,454,093	1,513,390
(2) Others	243,043	255,187	12,143
Total	1,183,746	2,709,280	1,525,534

2. Major Securities Not Marked to Market

(in thousands of yen)

	Value shown on Consolidated Balance Sheet
Other Securities	
Unlisted Shares	275,421
Others	122,287

(Note) In the current consolidated fiscal year, with regard to the securities without market value, impairment of ¥5,424,000 was made.

In this connection, in impairment of securities without market value, all of them are impaired if the interest of the Company in net asset value of the pertinent company at the end of year has decreased by over 50% against acquisition cost. If it has decreased by 30-50%, impairment is made for the necessary amount, taking recoverability into consideration.

(Notes Related to Derivative Transactions)

Previous interim consolidated accounting period (April 1, 2006 to September 30, 2006), Current interim consolidated accounting period (April 1, 2007 to September 30, 2007), and Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

No applicable matters as our Group does not use derivative transactions.

(Stock Option, etc.)

Previous Interim Consolidated Accounting Period (From April 1, 2006 to September 30, 2006)

1. Amount of Expenses appropriated and Item in the Current Interim Consolidated Accounting Period concerning Stock Option

   Sales cost, Selling, General & Admin. Expenses ¥8,961 thousand

2. Details of Stock Option granted in the Current Interim Consolidated Accounting Period

	Stock Option for Directors as the compensation in 2006
Classification and number of persons to be granted	Directors of the Company: 7 persons
Number of stock options granted by type of stock	Common stock: 39,000 shares
Granted Date	August 1, 2006
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be in position of Director of the Company at the time of exercising right.
Subject period of service	1 year and 11 months (From August 1, 2006 to June 30, 2008)
Period for exercising rights	From: July 1, 2008 To: June 30, 2011
Price of exercising rights (yen)	1,810
Fair valued unit price at the granted date (yen)	433

	Stock Option for Employees in 2006
Classification and number of persons to be granted	Employees of the Company: 216 persons Directors and Employees of subsidiaries of the Company: 5 persons
Number of stock options granted by type of stock	Common stock: 199,000 shares
Granted Date	August 1, 2006
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the subsidiaries of the Company at the time of exercising rights.
Subject period of service	1 year and 11 months (From August 1, 2006 to June 30, 2008)
Period for exercising rights	From: July 1, 2008 To: June 30, 2011
Price of exercising rights (yen)	1,810
Fair valued unit price at the granted date (yen)	433

Current Interim Consolidated Accounting Period (From April 1, 2007 to September 30, 2007)

1. Amount of Expenses appropriated and Item in the Current Interim Consolidated Accounting Period concerning Stock Option
   Sales cost, Selling, General & Admin. Expenses ¥25,868 thousand

2. Details of Stock Option granted in the Current Interim Consolidated Accounting Period

	Stock Option for Employees in 2007
Classification and number of persons to be granted	Employees of the Company: 217 persons Directors and Employees of subsidiaries of the Company: 6 persons
Number of stock options granted by type of stock	Common stock: 200,000 shares
Granted Date	August 1, 2007
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an officer or an employee of the Company or a Director or an employee of the subsidiaries of the Company at the time of exercising rights.
Subject period of service	1 year and 11 months (From August 1, 2007 to June 30, 2009)
Period for exercising rights	From: July 1, 2009 To: June 30, 2012
Price of exercising rights (yen)	1,187
Fair valued unit price at the granted date (yen)	293

Previous Consolidated Fiscal Year (From April 1, 2006 to March 31, 2007)

1. Amount of Expenses appropriated and Item in the Current Consolidated Fiscal Year concerning Stock Option
   Sales cost, Selling, General & Admin. Expenses ¥27,937 thousand

2. Details of Stock Option existing during the Current Consolidated Fiscal Year

	Stock Option in 2001	Stock Option in 2002
Classification and number of persons to be granted	Directors of the Company: 7 persons Employees of the Company: 191 persons	Directors of the Company: 7 persons Employees of the Company: 200 persons Directors and Employees of a subsidiary of the Company: 14 persons
Number of stock options granted by type of stock	Common stock: 260,000 shares	Common stock: 301,800 shares
Granted Date	August 10, 2001	August 9, 2002
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - The person who is granted preemptive rights must also be a Director or an employee of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 10, 2001 to June 30, 2003)	1 year and 11 months (From August 9, 2002 to June 30, 2004)
Period for exercising rights	From: July 1, 2003 To: June 30, 2006	From: July 1, 2004 To: June 30, 2007
Price of exercising rights (yen)	1,504	1,744
Fair valued unit price at the granted date (yen)	---	---

	Stock Option in 2003	Stock Option in 2004
Classification and number of persons to be granted	Directors of the Company: 6 persons Employees of the Company: 204 persons Directors and Employees of a subsidiary of the Company: 9 persons	Employees of the Company: 217 persons Directors and Employees of affiliated companies of the Company: 12 persons
Number of stock options granted by type of stock	Common stock: 286,600 shares	Common stock: 233,400 shares
Granted Date	August 5, 2003	August 4, 2004
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a Director or an employee of the affiliated companies of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 5, 2003 to June 30, 2005)	1 year and 11 months (From August 4, 2004 to June 30, 2006)
Period for exercising rights	From: July 1, 2005 To: June 30, 2008	From: July 1, 2006 To: June 30, 2009
Price of exercising rights (yen)	2,954	4,393
Fair valued unit price at the granted date (yen)	---	---

	Officers' retirement bonuses Stock option in 2005	Employees, etc. Stock option in 2005
Classification and number of persons to be granted	Directors of the Company: 6 persons	Employees of the Company: 211 persons Directors and Employees of affiliated companies of the Company: 11 persons
Number of stock options granted by type of stock	Common stock: 39,700 shares	Common stock: 206,300 shares
Granted Date	August 1, 2005	August 4, 2005
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - Eligible persons may exercise the new share subscription rights only at the time of their retirement from office of directors of the Company; provided, however, that the eligible persons may exercise the new share subscription rights during the period between the following day of the date of retirement (hereinafter referred to as the "Commencement Date of Exercising Right") and the date elapsing ten (10) days from the Commencement Date of Exercising Right. - In the event that the eligible person has died, among his/her heirs, only the spouse, children and direct ancestors of the first degree may exercise the new share subscription rights; provided, however, that heirs may exercise the new share subscription rights during the period between following day of the retirement of the eligible person by death and the date elapsing three (3) months from that date.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.
Subject period of service	Not determined.	1 year and 11 months (From August 4, 2005 to June 30, 2007)
Period for exercising rights	From: August 1, 2005 To: July 31, 2025	From: July 1, 2007 To: June 30, 2010
Price of exercising rights (yen)	1	2,637
Fair valued unit price at the granted date (yen)	---	---

	Compensation to Directors Stock option in 2006	Employees, etc. Stock option in 2006
Classification and number of persons to be granted	Directors of the Company: 7 persons	Employees of the Company: 216 persons Directors and Employees of an affiliated company of the Company: 5 persons
Number of stock options granted by type of stock	Common stock: 39,000 shares	Common stock: 199,000 shares
Granted Date	August 1, 2006	August 1, 2006
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be in position of a Director of the Company at the time of exercising rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of a subsidiary of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 1, 2006 to June 30, 2008)	1 year and 11 months (From August 1, 2006 to June 30, 2008)
Period for exercising rights	From: July 1, 2008 To: June 30, 2011	From: July 1, 2008 To: June 30, 2011
Price of exercising rights (yen)	1,810	1,810
Fair valued unit price at the granted date (yen)	433	433

(Segment Information)

Segment Information by Business Category

Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

As a result of liquidation of Arisawa Sporting Goods Co., Ltd, which conducted other businesses in the previous consolidated fiscal year, in the current interim consolidated accounting period, either ratio of sales and operating profit of other businesses to the total sales and total operating profit of all segments is significantly below 10%, and this is expected to continue in the future, statement of segment information by business category is omitted.

Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)

The respective amounts of sales and operating profits from manufacturing and sales business of industrial application materials, etc., exceed 90% of the total sales and the total operating profit of all segments, the description of segment information by business category is omitted.

Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)

As a result of liquidation of Arisawa Sporting Goods Co., Ltd, which conducted other businesses in the previous consolidated fiscal year, in the current consolidated fiscal year, either ratio of sales and operating profit of other businesses to the total sales and total operating profit of all segments is significantly below 10%, and this is expected to continue in the future, statement of segment information by business category is omitted.

Segment Information by Location

There is no applicable matter as there is no consolidated subsidiary or overseas branch office located in any country or region other than Japan for the previous interim consolidated accounting period (from April 1, 2006 to September 30, 2006), current interim consolidated accounting period (from April 1, 2007 to September 30, 2007) and previous consolidated fiscal year (from April 1, 2006 to March 31, 2007).

Overseas Sales

Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	7,213,222	2,852,351	346,643	10,412,217
II. Consolidated Sales (thousand yen)				24,431,730
III. Proportion of Overseas Sales to Consolidated Sales (%)	29.5	11.7	1.4	42.6

Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	7,785,120	261,747	5,473	8,052,341
II. Consolidated Sales (thousand yen)				19,937,302
III. Proportion of Overseas Sales to Consolidated Sales (%)	39.1	1.3	0.0	40.4

Previous Consolidated Fiscal Year (From April 1, 2006 to March 31, 2007)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	13,446,676	3,893,809	464,708	17,805,194
II. Consolidated Sales (thousand yen)				42,652,842
III. Proportion of Overseas Sales to Consolidated Sales (%)	31.5	9.1	1.1	41.7

(Note) 1. The regions are classified by geographical proximity.

2. The respective regions are composed of the following countries.

Asia: Korea, China, Taiwan, Malaysia, etc.

North America: USA and Canada

3. Overseas sales are the sales (including indirect exports) by the Company and consolidated subsidiaries of countries or areas other than Japan.

(Per share information)

The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)		The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)		The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	
Net asset per share	¥1,215.95	Net asset per share	¥1,236.95	Net asset per share	¥1,231.45
Net profit per share for the interim period	¥45.13	Net profit per share for the interim period	¥28.90	Net profit per share for the current term	¥62.83
Fully diluted net profit per share for the interim period	¥45.04	Fully diluted net profit per share for the interim period	¥28.87	Fully diluted net profit per share for the current term	¥62.75

(Note) Net profit per share and fully diluted net profit per share for the interim (current) period are calculated on the basis of the following:

	The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
Net profit per share for the interim (current) period			
Net Profit for the interim (current) period (thousands of yen)	1,599,522	1,011,211	2,213,543
Amounts that are not attributable to common share holders (thousands of yen)	---	---	---
Net profit for common shares for the interim (current) period (thousands of yen)	1,599,522	1,011,211	2,213,543
Average number of shares during the term	35,440,415	34,991,310	35,232,991
Fully diluted net profit per share for the interim (current) period			
Adjusted amount of net profit for the interim (current) period (thousands of yen)	---	---	---
Increase in number of common shares	66,151	38,415	41,361
(Of those, number of new share subscription rights)	(66,151)	(38,415)	(41,361)
The outline of potential dilution includes no dilution in the calculation of net profit per share after dilution for the interim (current) period due to the absence of dilutive effects:	Three types of new share subscription rights issued under the former Commercial Code (Number of new share subscription rights: 6,036 shares).	Five types of new share subscription rights issued under the former Commercial Code (Number of new share subscription rights: 8,957 shares).	Five types of new share subscription rights issued under the former Commercial Code (Number of new share subscription rights: 8,492 shares).

(Significant subsequent events)

The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
1. Acquisition of Treasury Stocks The Company adopted a resolution at the board of directors' meeting held on July 25, 2006 to acquire treasury stocks under the provisions of Article 156 of the Corporation Law the reading of which has been changed to be applied under the provisions of Article 165, paragraph 3 of the Corporation Law, and acquisition of treasury stocks has been carried out. (1) Details of resolution at the board of directors' meeting to acquire treasury stocks (i) Reasons for Acquisition of Treasury Stocks To carry out expeditious capital policy. (ii) Details of Acquisition 1) Type of shares to be acquired Common shares of the Company 2) Total number of shares to be acquired 500,000 shares (upper limit) 3) Total acquired amount of shares ¥1,250,000,000 (upper limit) 4) Period for purchasing treasury stocks From August 1, 2006 to January 19, 2007 (2) Status of Acquisition The Company completed on November 1, 2006 the purchase of all shares based on the resolution through market purchase on the Tokyo Stock Exchange. The details are as follows. (i) Number of shares of treasury stocks acquired 500,000 shares (ii) Total amount of acquisition price ¥762,472,000 In this regard, among the above acquisition, for the purchase after October 1, 2006, the total acquisition number was 336,400 shares and the total amount of acquisition was ¥484,132 thousand.	---	---

2. [Interim Financial Statement, etc.]

(1) Interim Financial Statement

1) Interim Balance Sheet

		End of previous interim accounting period (As of September 30, 2006)			End of current interim accounting period (As of September 30, 2007)			Increase or decrease against the previous interim period (Thousands of yen)	Condensed balance sheet for previous fiscal year (As of March 31, 2007)		
Item	Note	Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)		Amount (thousand yen)		Com-position ratio (%)
(Assets)											
I. Current Assets											
1. Cash and deposits		5,331,121			4,396,712				3,776,726		
2. Notes receivable	*6	2,363,720			1,283,536				1,730,943		
3. Accounts receivable		9,898,705			8,699,934				6,876,113		
4. Inventories		7,046,654			5,792,095				5,237,430		
5. Deferred taxable assets		182,192			243,700				243,700		
6. Others		1,175,464			1,124,634				1,300,857		
Allowance for doubtful accounts		Δ45,888			Δ72,516				Δ49,125		
Total Current Assets			25,951,971	53.2		21,468,097	47.9	Δ4,483,873		19,116,647	45.4
II. Fixed Assets											
1. Tangible fixed assets											
(1) Buildings	*1 *2	6,681,363			6,373,303				6,468,595		
(2) Machinery and Equipment	*1 *2	6,599,903			5,897,220				6,340,324		
(3) Land	*2	1,391,077			1,391,077				1,391,077		
(4) Construction in progress		623,808			1,083,946				583,003		
(5) Others	*1 *2	711,338			710,679				717,482		
Total Tangible Fixed Assets		16,007,490			15,456,226				15,500,483		
2. Intangible Fixed Assets		143,397			129,765				120,960		
3. Investments and other assets											
(1) Investment Securities		2,754,649			3,379,290				2,982,268		
(2) Stocks of affiliated companies		3,309,501			3,915,047				3,881,368		
(3) Others		843,203			737,324				758,147		
Allowance for doubtful debts		Δ207,757			Δ286,760				Δ256,908		
Total investments and other assets		6,699,597			7,744,902				7,364,875		
Total Fixed Assets			22,850,485	46.8		23,330,894	52.1	480,409		22,986,318	54.6
Total Assets			48,802,456	100.0		44,798,992	100.0	Δ4,003,463		42,102,966	100.0

Item	Note	End of previous interim accounting period (As of September 30, 2006) Amount (thousand yen)		Composition ratio (%)	End of current interim accounting period (As of September 30, 2007) Amount (thousand yen)		Composition ratio (%)	Increase or decrease against the previous interim period (Thousands of yen)	Condensed balance sheet for previous fiscal year (As of March 31, 2007) Amount (thousand yen)		Composition ratio (%)
(Liabilities)											
I. Current Liabilities											
1. Notes payable	*6	6,502,566			4,689,914				3,918,574		
2. Accounts payable		4,925,787			4,103,931				2,547,407		
3. Short-term borrowings	*2 *4	190,000			190,000				190,000		
4. Accrued income tax and others		774,078			295,339				142,973		
5. Equipment notes payable	*6	661,275			767,975				753,760		
6. Allowance for bonuses		819,818			410,315				317,262		
7. Others	*5	1,173,173			1,053,700				730,095		
Total Current Liabilities			15,046,701	30.8		11,511,177	25.7	Δ3,535,523		8,600,074	20.4
II. Fixed Liabilities											
1. Deferred taxable liabilities		271,732			346,197				332,224		
2. Others		75,998			53,867				75,831		
Total Fixed Liabilities			347,730	0.7		400,064	0.9	52,333		408,055	1.0
Total Liabilities			15,394,432	31.5		11,911,241	26.6	Δ3,483,190		9,008,130	21.4

Item	Note	End of previous interim accounting period (As of September 30, 2006)			End of current interim accounting period (As of September 30, 2007)			Increase or decrease against the previous interim period (Thousands of yen)	Condensed balance sheet for previous fiscal year (As of March 31, 2007)		
		Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)		Amount (thousand yen)		Com-position ratio (%)
(Net Assets)											
I. Shareholders' Equity											
1. Capital			7,117,251	14.6		7,117,253	15.9	2		7,117,251	16.9
2. Capital surplus											
(1) Capital reserve		6,229,282			6,229,282				6,229,282		
Total capital surplus			6,229,282	12.8		6,229,282	13.9	---		6,229,282	14.8
3. Earned surplus											
(1) Revenue reserve		748,262			748,262				748,262		
(2) Other earned surplus											
Reserve for dividends		171,600			171,600				171,600		
Reserve for advanced depreciation of fixed assets		59,989			51,440				51,440		
Reserve for special depreciation		2,489			564				564		
Contingent reserve		18,130,000			19,130,000				18,130,000		
Earned surplus carried forward		2,698,887			1,658,472				2,910,894		
Total Earned Surplus			21,811,229	44.7		21,760,340	48.6	Δ50,888		22,012,762	52.2
4. Treasury stock			Δ2,724,400	Δ5.6		Δ3,211,154	Δ7.2	Δ486,753		Δ3,210,282	Δ7.6
Total shareholders' equity			32,433,362	66.5		31,895,721	71.2	Δ537,640		32,149,013	76.3
II. Valuation and Translation Difference, etc.											
1. Other securities valuation differences			965,701	2.0		938,463	2.1	Δ27,237		917,884	2.2
Total valuation and translation difference, etc.			965,701	2.0		938,463	2.1	Δ27,237		917,884	2.2
III. New Share Subscription Rights			8,961	0.0		53,565	0.1	44,603		27,937	0.1
Total Net Assets			33,408,024	68.5		32,887,751	73.4	Δ520,273		33,094,836	78.6
Total Liabilities and Net Assets			48,802,456	100.0		44,798,992	100.0	Δ4,003,463		42,102,966	100.0

2) Interim Statement of Income

Item	Note	Previous interim accounting period (From April 1, 2006 to September 30, 2006)			Current interim accounting period (From April 1, 2007 to September 30, 2007)			Increase or decrease against the previous interim period (Thousands of yen)	Condensed statement of income for previous fiscal year (From April 1, 2006 to March 31, 2007)		
		Amount (thousand yen)		(%)	Amount (thousand yen)		(%)		Amount (thousand yen)		(%)
I. Sales			22,907,321	100.0		18,664,494	100.0	Δ4,242,827		39,672,925	100.0
II. Sales Cost			19,650,429	85.8		16,370,815	87.7	Δ3,279,613		34,774,811	87.7
Gross profit on sales			3,256,892	14.2		2,293,678	12.3	Δ963,213		4,898,113	12.3
III. Selling and General Administration Expenses			1,728,076	7.5		1,526,794	8.2	Δ201,282		3,127,136	7.9
Operating profit			1,528,815	6.7		766,884	4.1	Δ761,931		1,770,976	4.4
IV. Non-Operating Revenue	*1		967,057	4.2		678,697	3.6	Δ288,359		1,281,288	3.2
V. Non-Operating Expense	*2		149,595	0.7		240,907	1.3	91,311		407,983	1.0
Ordinary profit			2,346,277	10.2		1,204,674	6.4	Δ1,141,603		2,644,281	6.6
VI. Extraordinary Profit	*3		14,308	0.1		2,495	0.0	Δ11,813		577,201	1.5
VII. Extraordinary Losses	*4		17,331	0.1		207,228	1.1	189,897		744,250	1.9
Interim (current) net profit before taxes, etc.			2,343,254	10.2		999,940	5.3	Δ1,343,313		2,477,232	6.2
Corporate income tax, local resident tax, and enterprise tax	*6	788,005			342,600				689,000		
Adjustment of corporate income tax, etc.	*6	---	788,005	3.4		342,600	1.8	Δ445,405	31,450	720,450	1.8
Interim (current) net profit			1,555,248	6.8		657,339	3.5	Δ897,908		1,756,781	4.4

3) Statement of Interim Shareholders' Equity Fluctuation

Previous interim accounting period (From April 1, 2006 to September 30, 2006)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus *2	Total earned surplus		
Balance as of March 31, 2006 (in thousands of yen)	7,101,486				20,678,298	21,426,561	Δ2,444,136	32,297,427
Fluctuating amount during the interim accounting period								
Issue of new shares	15,764	15,764	15,764					31,529
Dividend of surplus *1					Δ1,170,580	Δ1,170,580		Δ1,170,580
Interim net profit					1,555,248	1,555,248		1,555,248
Acquisition of treasury stock							Δ280,263	Δ280,263
Fluctuating amount of items other than shareholders' equity during the interim accounting period (net amount)								
Total fluctuating amount during the interim accounting period (in thousands of yen)	15,764	15,764	15,764	---	384,668	384,668	Δ280,263	135,934
Balance as of September 30, 2006 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,062,966	21,811,229	Δ2,724,400	32,433,362

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,073,469	1,073,469	---	33,370,897
Fluctuating amount during the interim accounting period				
Issue of new shares				31,529
Dividend of surplus *1				Δ1,170,580
Interim net profit				1,555,248
Acquisition of treasury stock				Δ280,263
Fluctuating amount of items other than shareholders' equity during the interim accounting period (net amount)	Δ107,768	Δ107,768	8,961	Δ98,806
Total fluctuating amount during the interim accounting period (in thousands of yen)	Δ107,768	Δ107,768	8,961	37,127
Balance as of September 30, 2006 (in thousands of yen)	965,701	965,701	8,961	33,408,024

(Note) *1 This is the item of profit appropriation at the general meeting of shareholders held in June 2006.

*2 Details of other earned surplus are as follows.

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total
Balance as of March 31, 2006 (in thousands of yen)	171,600	4,608	41,166	4,415	16,130,000	4,326,507	20,678,298
Fluctuating amount during the interim accounting period							
Accumulation of reserve for advanced depreciation of fixed assets (Note)		62,859				Δ62,859	---
Reversal of reserve for advanced depreciation of fixed assets (Note)		Δ7,479				7,479	---
Reversal of reserve for special account of advanced depreciation of fixed assets (Note)			Δ41,166			41,166	---
Reversal of reserve for special depreciation (Note)				Δ1,925		1,925	---
Accumulation of contingent reserve (Note)					2,000,000	Δ2,000,000	---
Dividend of surplus (Note)						Δ1,170,580	Δ1,170,580
Interim net profit						1,555,248	1,555,248
Total fluctuating amount during the interim accounting period (in thousands of yen)	---	55,380	Δ41,166	Δ1,925	2,000,000	Δ1,627,619	384,668
Balance as of September 30, 2006 (in thousands of yen)	171,600	59,989	---	2,489	18,130,000	2,698,887	21,062,966

(Note) This is the item of profit appropriation at the general meeting of shareholders held in June 2006.

Current interim accounting period (From April 1, 2007 to September 30, 2007)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus (Note)	Total earned surplus		
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,264,500	22,012,762	Δ3,210,282	32,149,013
Fluctuating amount during the interim accounting period								
Issue of new shares	2							2
Dividend of surplus					Δ909,761	Δ909,761		Δ909,761
Interim net profit					657,339	657,339		657,339
Acquisition of treasury stock							Δ872	Δ872
Fluctuating amount of items other than shareholders' equity during the interim accounting period (net amount)								
Total fluctuating amount during the interim accounting period (in thousands of yen)	2	---	---	---	Δ252,422	Δ252,422	Δ872	Δ253,291
Balance as of September 30, 2007 (in thousands of yen)	7,117,253	6,229,282	6,229,282	748,262	21,012,077	21,760,340	Δ3,211,154	31,895,721

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2007 (in thousands of yen)	917,884	917,884	27,937	33,094,836
Fluctuating amount during the interim accounting period				
Issue of new shares				2
Dividend of surplus				Δ909,761
Interim net profit				657,339
Acquisition of treasury stock				Δ872
Fluctuating amount of items other than shareholders' equity during the interim accounting period (net amount)	20,579	20,579	25,627	46,206
Total fluctuating amount during the interim accounting period (in thousands of yen)	20,579	20,579	25,627	Δ207,084
Balance as of September 30, 2007 (in thousands of yen)	938,463	938,463	53,565	32,887,751

(Note) Details of other earned surplus are as follows.

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total
Balance as of March 31, 2007 (in thousands of yen)	171,600	51,440	564	18,130,000	2,910,894	21,264,500
Fluctuating amount during the interim accounting period						
Accumulation of contingent reserve (Note)				1,000,000	Δ1,000,000	---
Dividend of surplus (Note)					Δ909,761	Δ909,761
Interim net profit					657,339	657,339
Total fluctuating amount during the interim accounting period (in thousands of yen)	---	---	---	1,000,000	Δ1,252,422	Δ252,422
Balance as of September 30, 2007 (in thousands of yen)	171,600	51,440	564	19,130,000	1,658,472	21,012,077

Statement of shareholders' equity fluctuation of previous fiscal year
(From April 1, 2006 to March 31, 2007)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus *1	Total earned surplus		
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	6,213,517	748,262	20,678,298	21,426,561	Δ2,444,136	32,297,427
Fluctuating amount during the fiscal year								
Issue of new shares	15,764	15,764	15,764					31,529
Dividend of surplus (Note 2)					Δ1,170,580	Δ1,170,580		Δ1,170,580
Current net profit					1,756,781	1,756,781		1,756,781
Acquisition of treasury stock							Δ766,145	Δ766,145
Fluctuating amount of items other than shareholders' equity during the fiscal year (net amount)								
Total fluctuating amount during the fiscal year (in thousands of yen)	15,764	15,764	15,764	---	586,201	586,201	Δ766,145	Δ148,414
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,264,500	22,012,762	Δ3,210,282	32,149,013

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,073,469	1,073,469	---	33,370,897
Fluctuating amount during the fiscal year				
Issue of new shares				31,529
Dividend of surplus (Note 2)				Δ1,170,580
Current net profit				1,756,781
Acquisition of treasury stock				Δ766,145
Fluctuating amount of items other than shareholders' equity during the fiscal year (net amount)	Δ155,584	Δ155,584	27,937	Δ127,647
Total fluctuating amount during the fiscal year (in thousands of yen)	Δ155,584	Δ155,584	27,937	Δ276,061
Balance as of March 31, 2007 (in thousands of yen)	917,884	917,884	27,937	33,094,836

(Note) 1. Details of other earned surplus are as follows.

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total of other earned surplus
Balance as of March 31, 2006 (in thousands of yen)	171,600	4,608	41,166	4,415	16,130,000	4,326,507	20,678,298
Fluctuating amount during the fiscal year							
Accumulation of reserve for advanced depreciation of fixed assets (Note 2)		62,859				Δ62,859	---
Reversal of reserve for advanced depreciation of fixed assets (Note 2)		Δ7,479				7,479	---
Reversal of reserve for advanced depreciation of fixed assets		Δ8,548				8,548	---
Reversal of reserve for special account of advanced depreciation of fixed assets (Note 2)			Δ41,166			41,166	---
Reversal of reserve for special depreciation (Note 2)				Δ1,925		1,925	---
Reversal of reserve for special depreciation				Δ1,925		1,925	---
Accumulation of contingent reserve (Note 2)					2,000,000	Δ2,000,000	---
Dividend of surplus (Note 2)						Δ1,170,580	Δ1,170,580
Current net profit						1,756,781	1,756,781
Total fluctuating amount during the fiscal year (in thousands of yen)	---	46,831	Δ41,166	Δ3,850	2,000,000	Δ1,415,613	586,201
Balance as of March 31, 2007 (in thousands of yen)	171,600	51,440	---	564	18,130,000	2,910,894	21,264,500

2. This is the item of profit appropriation at the general meeting of shareholders held in June 2006.

Underlying Substantial Matters for Preparation of Interim Financial Statements

Item	The previous interim accounting period (April 1, 2006 to September 30, 2006)	The current interim accounting period (April 1, 2007 to September 30, 2007)	The previous fiscal year (April 1, 2006 to March 31, 2007)
1. Valuation standard and method of valuing assets:	(1) Securities Stocks of the subsidiaries and affiliated companies: Valued at cost using the gross average method Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All revaluation balance is transferred directly to the net assets and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Valued by the gross average method at cost. (2) Derivatives: Valued at the current price. (3) Inventories: Finished goods/Merchandise/Semi-finished goods/Work in progress: Cost method using first-in, first-out method. Raw materials/Stores: Cost method using gross average method.	(1) Securities Stocks of the subsidiaries and affiliated companies: Same as on the left. Other Securities: Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left. (2) --- (3) Inventories: Finished goods/Merchandise/Semi-finished goods/Work in progress: Same as on the left. Raw materials/Stores: Same as on the left.	(1) Securities Stocks of the subsidiaries and affiliated companies: Same as on the left. Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to the net assets and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Same as on the left. (2) --- (3) Inventories: Finished goods/Merchandise/Semi-finished goods/Work in progress: Same as on the left. Raw materials/Stores: Same as on the left.
2. Depreciation method for fixed assets	(1) Tangible fixed assets: Declining balance method The straight line depreciation method is used for buildings acquired after April 1, 1998 (excluding facilities connected to buildings). The durable length of time is as follows: Buildings & structures: 15 - 31 years Machinery & equipment: 8 - 9 years --- ---	(1) Tangible fixed assets: Same as on the left. (Changes in Accounting Policy) In connection with the amendment of the Corporation Tax Law, from the current interim accounting period, depreciation method was changed to the method under the amended Corporation Tax Law for the tangible fixed assets acquired after April 1, 2007. As a result, operating profits decreased by ¥10,179 thousand and ordinary profit and interim net profit before taxes, etc., decreased by ¥12,110 thousand.	(1) Tangible fixed assets: Same as on the left. --- ---

Item	The previous interim accounting period (April 1, 2006 to September 30, 2006)	The current interim accounting period (April 1, 2007 to September 30, 2007)	The previous fiscal year (April 1, 2006 to March 31, 2007)
		(Additional Information) In connection with the amendment of the Corporation Tax Law, for the assets acquired before March 31, 2007, by applying the depreciation method under the Corporation Tax Law before amendment, the difference in the amount equal to 5% of the acquired cost and the reminder price is evenly depreciated for five years from the following fiscal year of the fiscal year in which they reached 5% of the acquisition cost and recorded in the depreciation cost. As a result, operating profits decreased by ¥22,370 thousand and ordinary profit and interim net profit before taxes, etc., decreased by ¥37,841 thousand.	
	(2) Intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	(2) Intangible fixed assets: Same as on the left.	(2) Intangible fixed assets: Same as on the left.
3. Posting standard for allowances:	(1) Allowance for doubtful accounts: In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default.	(1) Allowance for doubtful accounts: Same as on the left.	(1) Allowance for doubtful accounts: Same as on the left.
	(2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, expenses of the current interim accounting period are booked as reserve based on estimation.	(2) Reserve for bonuses Same as on the left.	(2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year.
	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥441,766 thousand to prepaid pension expenses as pension assets at the end of the current interim accounting period exceeding the liability for retirement benefits.	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥425,386 thousand to prepaid pension expenses as pension assets at the end of the current interim accounting period exceeding the liability for retirement benefits.	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the fiscal year has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥421,251 thousand to prepaid pension expenses as pension assets at the end of the current fiscal year exceeding the liability for retirement benefits.

Item	The previous interim accounting period (April 1, 2006 to September 30, 2006)	The current interim accounting period (April 1, 2007 to September 30, 2007)	The previous fiscal year (April 1, 2006 to March 31, 2007)
	---	(Additional Information) The Company shifted to a defined benefit corporate pension plan from a qualified retirement pension plan as of April 1, 2007. Impact in connection with the said change in the plan on operating profit, ordinary profit and interim net profit before taxes, etc., is minor.	---
4. Standards for converting foreign currency denominated assets and liabilities into yen	Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate, etc., on the closing day of the interim accounting period, and the difference in conversion is entered as income or loss.	Same as on the left.	Foreign currency denominated assets and liabilities are converted at the spot exchange rate, etc., on the closing day of the term, and the difference in conversion is entered as income or loss.
5. Treatment of leasing transactions	Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	Same as on the left.	Same as on the left.
6. Other important matters for preparation of interim financial statements (financial statements)	Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax, etc., employs a tax-excluded system.	Accounting treatment of consumption tax, etc. Same as on the left.	Accounting treatment of consumption tax, etc. Same as on the left.

Changes in Substantial Underlying Matters for Preparation of Interim Financial Statements

The previous interim accounting period (April 1, 2006 to September 30, 2006)	The current interim accounting period (April 1, 2007 to September 30, 2007)	The previous fiscal year (April 1, 2006 to March 31, 2007)
(Accounting Standards for Representation of Net Assets in the Balance Sheet) From the current interim accounting period, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥33,399,063 thousand. In this regard, Net Assets in the interim balance sheet in the current interim accounting period is prepared in compliance with the revised rules for interim financial statements in connection with the revised rules for interim financial statements.	---	(Accounting Standards for Representation of Net Assets in the Balance Sheet) From the current fiscal year, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥33,066,898 thousand. In this regard, Net Assets in the balance sheet in the current fiscal year is prepared in compliance with the revised rules for financial statements in connection with the revised rules for financial statements.
(Accounting Standards for Stock Option, etc.) From the current interim accounting period, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and interim net profit before taxes, etc., decreased by ¥8,961 thousand.	---	(Accounting Standards for Stock Option, etc.) From the current fiscal year, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and current net profit before taxes, etc., decreased by ¥27,937 thousand.

Explanatory Notes

(Notes Related to Interim Balance Sheet)

End of Previous Interim Accounting Period (as of September 30, 2006)	End of Current Interim Accounting Period (as of September 30, 2007)	Previous fiscal year (as of March 31, 2007)
*1 Accumulated depreciation of tangible fixed assets ¥22,472,554 thousand	*1 Accumulated depreciation of tangible fixed assets ¥24,282,602 thousand	*1 Accumulated depreciation of tangible fixed assets ¥23,152,708 thousand
*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings 4,174,160 (4,174,160) Structures 112,232 (112,232) Machinery and equipment 3,376,015 (3,376,015) Tools and fixtures 58,627 (58,627) Land 258,342 (191,025) Total 7,979,377 (7,912,060) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings 3,860,865 (3,860,865) Structures 95,460 (95,460) Machinery and equipment 2,545,452 (2,545,452) Tools and fixtures 41,583 (41,583) Land 258,342 (191,025) Total 6,801,703 (6,734,386) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings 3,999,730 (3,999,730) Structures 103,273 (103,273) Machinery and equipment 2,899,218 (2,899,218) Tools and fixtures 48,975 (48,975) Land 258,342 (191,025) Total 7,309,540 (7,242,223) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
3 Liabilities on guarantee (1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Eagle Co., Ltd. ¥1,000 Total ¥1,000 (2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥7,081 (3) ---	3 Liabilities on guarantee (1) --- (2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥4,971 (3) Guaranteed obligations of deposit money deposited in connection with transfer of business of subsidiaries SURFCO HAWAII, INC. ¥20,200 thousand	3 Liabilities on guarantee (1) --- (2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥5,292 (3) Guaranteed obligations of deposit money deposited in connection with transfer of business of subsidiaries SURFCO HAWAII, INC. ¥20,658 thousand
*4 The company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim accounting period: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000	*4 The company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim accounting period: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000	*4 The company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current fiscal year: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000
*5 Suspense payment consumption tax, etc., and suspense receipt consumption tax, etc., are set off and the set off amount is included in "Others" of current liabilities.	*5 Same as at the left.	*5 ---
*6 Notes to be Matured at the end of Interim Period For accounting treatment of notes to be matured at the end of interim period, it is settled as of the clearance date of notes. As the end of the current interim accounting period fall on a bank holiday, the notes to be matured at the end of the next interim period are included in the balance at the end of interim period. (in thousands of yen) Notes receivable ¥355,833 Notes payable ¥241,458 Equipment notes payable ¥35,618	*6 Notes to be Matured at the end of Interim Period For accounting treatment of notes to be matured at the end of interim period, it is settled as of the clearance date of notes. As the end of the current interim accounting period fall on a bank holiday, the notes to be matured at the end of the next interim period are included in the balance at the end of interim period. (in thousands of yen) Notes receivable ¥169,622 Notes payable ¥109,475 Equipment notes payable ¥111,445	*6 Notes to be Matured at the end of the period For accounting treatment of notes to be matured at the end of the period, it is settled as of the clearance date of notes. As the end of the current fiscal year fall on a bank holiday, the notes to be matured at the end of the next period are included in the balance at the end of the period. (in thousands of yen) Notes receivable ¥244,317 Notes payable ¥136,572 Equipment notes payable ¥50,830

(Notes to Related Interim Statement of Income)

Previous Interim Accounting Period (April 1, 2006 to September 30, 2006)	Current Interim Accounting Period (April 1, 2007 to September 30, 2007)	Previous fiscal year (April 1, 2006 to March 31, 2007)
*1 Material non-operating profits (in thousands of yen) Interest received ¥13,123 Dividend received ¥685,834 Rent ¥151,177	*1 Material non-operating profits (in thousands of yen) Interest received ¥17,961 Dividend received ¥426,627 Rent ¥159,410	*1 Material non-operating profits (in thousands of yen) Interest received ¥31,512 Dividend received ¥699,387 Rent ¥314,070
*2 Material non-operating expenses (in thousands of yen) Interest paid ¥677 Rent payment ¥100,909 Transfer to allowance for doubtful accounts ¥25,712	*2 Material non-operating expenses (in thousands of yen) Interest paid ¥1,114 Rent payment ¥125,710 Transfer to allowance for doubtful accounts ¥39,657 Exchange loss ¥26,428	*2 Material non-operating expenses (in thousands of yen) Interest paid ¥1,595 Rent payment ¥213,017 Transfer to allowance for doubtful accounts ¥85,204 Loss of investment association ¥45,280
*3 Material extraordinary profits (in thousands of yen) Profit on sale of investment securities ¥10,277 Profit on sale of fixed assets ¥3,866	*3 Material extraordinary profits (in thousands of yen) Profit on sale of fixed assets ¥2,000 Profit on sale of investment securities ¥254	*3 Material extraordinary profits (in thousands of yen) Profit on sale of investment securities ¥513,965 Profit on sale of fixed assets ¥17,598
*4 Material extraordinary losses (in thousands of yen) Loss on retirement of fixed assets ¥11,306 Transfer to allowance for doubtful accounts ¥3,600 Loss on sale of fixed assets ¥1,424	*4 Material extraordinary losses (in thousands of yen) Valuation loss on investment securities ¥167,924 Valuation loss on stocks of subsidiaries ¥27,751	*4 Material extraordinary losses (in thousands of yen) Loss on retirement of inventories ¥561,344 Loss on retirement of fixed assets ¥111,124 Loss on sale of fixed assets ¥1,424
5 Effectuated depreciation (in thousands of yen) Tangible fixed assets ¥1,155,456 Intangible fixed assets ¥20,383 Total ¥1,175,839	5 Effectuated depreciation (in thousands of yen) Tangible fixed assets ¥1,131,069 Intangible fixed assets ¥21,527 Total ¥1,152,596	5 Effectuated depreciation (in thousands of yen) Tangible fixed assets ¥2,425,424 Intangible fixed assets ¥41,223 Total ¥2,466,647
*6 Since tax effect accounting by the simplified method is applied to Tax expenses in the current interim accounting period, adjustment of corporate income tax, etc. is included in "Corporate income tax, local resident tax and enterprise tax."	*6 Same as at the left.	*6 —

(Notes Related to Statement of Interim Shareholders' Equity Fluctuation)

Previous interim accounting period (From April 1, 2006 to September 30, 2006)

Matters concerning Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous fiscal year (shares)	Number of shares increased in the current interim accounting period (shares)	Number of shares decreased in the current interim accounting period (shares)	Number of shares at the end of the current interim accounting period (shares)
Common stock (Note)	1,053,997	164,430	---	1,218,427
Total	1,053,997	164,430	---	1,218,427

(Note) Increase in number of the common stock of treasury stock of 164,430 shares consists of the increase of 830 shares by the purchase of odd stock and the increase of 163,600 shares by the purchase based on the resolution of the board of directors.

(Notes Related to Statement of Interim Shareholders' Equity Fluctuation)

Current interim accounting period (From April 1, 2007 to September 30, 2007)

Matters concerning Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous fiscal year (shares)	Number of shares increased in the current interim accounting period (shares)	Number of shares decreased in the current interim accounting period (shares)	Number of shares at the end of the current interim accounting period (shares)
Common stock (Note)	1,556,189	777	---	1,556,966
Total	1,556,189	777	---	1,556,966

(Note) Increase in number of the common stock of treasury stock of 777 shares is due to the purchase of odd stock.

Previous fiscal year (From April 1, 2006 to March 31, 2007)

Matters concerning Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous fiscal year (shares)	Number of shares increased in the current fiscal year(shares)	Number of shares decreased in the current fiscal year(shares)	Number of shares at the end of the current fiscal year(shares)
Common stock (Note)	1,053,997	502,192	---	1,556,189
Total	1,053,997	502,192	---	1,556,189

(Note) Increase in number of the common stock of treasury stock of 502,192 shares consists of the increase of 2,192 shares by the purchase of odd stock and the increase of 500,000 shares by the purchase based on the resolution of the board of directors.

(Notes Related to Leasing Transaction)

The previous interim accounting period (April 1, 2006 to September 30, 2006)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at interim period end
Tools and fixtures	84,059	47,651	36,408
Other	207,091	56,162	150,929
Total	291,151	103,813	187,338

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of interim period.

2. Amount equivalent to prepaid lease balance at the end of interim period, etc.
   Amount equivalent to prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥53,581
More than 1 year	¥133,756
Total:	¥187,338

(Note) The amount equivalent to the prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥27,633
(2) Depreciation cost equivalent: ¥27,633

4. Method for calculating depreciation cost equivalent:
   The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

(Regarding Impairment Losses)
There is no impairment loss allocated to lease assets.

The current interim accounting period (April 1, 2007 to September 30, 2007)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at interim period end
Tools and fixtures	74,031	52,776	21,254
Other	215,739	81,885	133,854
Total	289,771	134,662	155,109

(Note) Same as on the left.

2. Amount equivalent to prepaid lease balance at the end of interim period, etc.
   Amount equivalent to prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥51,892
More than 1 year	¥103,216
Total:	¥155,109

(Note) Same as on the left.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥27,213
(2) Depreciation cost equivalent: ¥27,213

4. Method for calculating depreciation cost equivalent:

   Same as on the left.

(Regarding Impairment Losses)
Same as on the left.

The previous fiscal year (April 1, 2006 to March 31, 2007)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Tools and fixtures	81,803	53,092	28,710
Other	204,010	62,128	141,882
Total	285,814	115,221	170,593

(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of term.

2. Amount equivalent to prepaid lease balance at the end of term, etc.
   Amount equivalent to prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥53,267
More than 1 year	¥117,326
Total:	¥170,593

(Note) The amount equivalent to the prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥56,814
(2) Depreciation cost equivalent: ¥56,814

4. Method for calculating depreciation cost equivalent:

   Same as on the left.

(Regarding Impairment Losses)
Same as on the left.

(Notes Related to Securities)

End of previous interim accounting period (as of September 30, 2006)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Value shown on Interim Balance Sheet	Market value	Balance
Shares of affiliates	2,578,861	19,580,515	17,001,653

End of current interim accounting period (as of September 30, 2007)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Value shown on Interim Balance Sheet	Market value	Balance
Shares of affiliates	3,160,575	13,128,948	9,968,373

End of previous fiscal year (as of March 31, 2007)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Value shown on Interim Balance Sheet	Market value	Balance
Shares of affiliates	3,130,728	18,629,864	15,499,136

(Significant subsequent events)

The previous interim accounting period (April 1, 2006 to September 30, 2006)	The current interim accounting period (April 1, 2007 to September 30, 2007)	The previous fiscal year (April 1, 2006 to March 31, 2007)
1. Acquisition of Treasury Stocks The Company adopted a resolution at the board of directors' meeting held on July 25, 2006 to acquire treasury stocks under the provisions of Article 156 of the Corporation Law the reading of which has been changed to be applied under the provisions of Article 165, paragraph 3 of the Corporation Law, and acquisition of treasury stocks has been carried out. (1) Details of resolution at the board of directors' meeting to acquire treasury stocks (i) Reasons for Acquisition of Treasury Stocks To carry out expeditious capital policy. (ii) Details of Acquisition 1) Type of shares to be acquired Common shares of the Company 2) Total number of shares to be acquired 500,000 shares (upper limit) 3) Total acquired amount of shares ¥1,250,000,000 (upper limit) 4) Period for purchasing treasury stocks From August 1, 2006 to January 19, 2007 (2) Status of Acquisition The Company completed on November 1, 2006 the purchase of all shares based on the resolution through market purchase on the Tokyo Stock Exchange. The details are as follows. (i) Number of shares of treasury stocks acquired 500,000 shares (ii) Total amount of acquisition price ¥762,472,000 In this regard, among the above acquisition, for the purchase after October 1, 2006, the total acquisition number was 336,400 shares and the total amount of acquisition was ¥484,132 thousand.	---	---


END